SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: April 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Notice of 2004 Annual and Special Shareholder Meeting and Management Proxy Circular

Our annual and special shareholder meeting will be held at 9:00 a.m. (Pacific time) on Wednesday, May 26, 2004 at the Vancouver Convention & Exhibition Centre, 999 Canada Place, Vancouver, British Columbia.

A simultaneous webcast of the meeting will be available on our website at www.bce.ca.

As a shareholder of BCE, you have the right to vote your shares, either by proxy or in person at the meeting.

Your vote is important

This document tells you who can vote, what you will be voting on and how to exercise your right to vote your shares. Please read it carefully.

WHAT’S INSIDE

Dear Shareholder:

You are invited to attend this year’s annual and special shareholder meeting. It will be held on Wednesday, May 26, 2004 at 9:00 a.m. (Pacific time), at the Vancouver Convention & Exhibition Centre, 999 Canada Place, Vancouver, British Columbia. If you cannot attend the meeting in person, you can view a simultaneous webcast on our website at www.bce.ca.
     As a shareholder of BCE, you have the right to vote your shares on all items that come before the meeting. You can vote your shares either by proxy or in person at the meeting.
     This circular tells you about these items and how to exercise your right to vote. You will also find information about the nominated directors, the auditors, our corporate governance practices, compensation of directors and officers, as well as shareholder proposals.
     In addition, we have opted to provide detailed reports by our four board committees – audit, corporate governance, management resources and compensation, and pension fund – to give you a better understanding of the roles of these committees and their activities during the past year.
     In this era of unprecedented attention on corporate governance, we are also pleased to report that BCE excels in a number of areas. We are fully aligned with the Toronto Stock Exchange corporate governance guidelines and in some cases exceed them. We are meeting the U.S. Securities and Exchange Commission and New York Stock Exchange rules and guidelines applicable to us, as well as some that do not apply to us. We encourage directors and officers to own shares of BCE and have minimum share ownership requirements in place.
     Above all, we are committed to clearly and accurately disclosing important information about BCE and making it easily accessible to our shareholders. You can visit our website at www.bce.ca to download our 2003 annual report, quarterly shareholder reports and other information about your company. You can also register to receive future shareholder communications electronically.
     BCE is one of the first major Canadian companies to comply with recently enacted legislation and offer you the choice to receive future annual reports. We simply ask that you indicate your choice by checking the appropriate box on your proxy form, or on the reply card included with your voting instruction form.
     Sending annual reports only to shareholders who wish to receive them is a sound environmental choice, both for you and for your company. As a shareholder, you also have the option to receive BCE’s annual report and other shareholder communications electronically. You will find more detailed information about this option on our website at www.bce.ca.
     Thank you for your continued confidence in BCE.

Sincerely,

Richard J. Currie Chairman of the board April 14, 2004	Michael J. Sabia President and Chief Executive Officer

Bell Canada Enterprises	1

NOTICE OF 2004 ANNUAL AND SPECIAL SHAREHOLDER MEETING

You are invited to our annual and special shareholder meeting

When
Wednesday, May 26, 2004
9:00 a.m. (Pacific time)

Where
 Vancouver Convention & Exhibition Centre
999 Canada Place
Vancouver, British Columbia

Webcast
 A simultaneous webcast of the meeting will be available on our website at www.bce.ca.

What the meeting is about
 We will be covering five items at the meeting:

  receiving BCE’s financial statements for the year ended December 31, 2003, including the auditors’ report electing directors who will serve until the end of the next annual shareholder meeting appointing auditors who will serve until the end of the next annual shareholder meeting considering the shareholder proposals described in Schedule A considering other business that may properly come before the meeting.

You have the right to vote
 You are entitled to receive notice of and vote at our annual and special shareholder meeting or any adjournment if you were a BCE common shareholder on April 5, 2004.

Your vote is important
 As a shareholder of BCE, it is very important that you read this material carefully and then vote your shares, either by proxy or in person at the meeting.

The following pages tell you more about how to exercise your right to vote your shares.

By order of the board,

Linda Caty
Corporate Secretary

Montréal, Québec
March 30, 2004

2	Notice of 2004 annual and special shareholder meeting | Bell Canada Enterprises

MANAGEMENT PROXY CIRCULAR

In this document, you and your refer to the shareholder. We, us, our and BCE refer to BCE Inc. The information in this document is at March 30, 2004, unless otherwise indicated.
     This management proxy circular is for our annual and special shareholder meeting on May 26, 2004 (meeting). As a shareholder, you have the right to vote your shares on electing directors, appointing auditors, all shareholder proposals and any other items that may properly come before the meeting or any adjournment.
     To help you make an informed decision, please read this circular and our annual report for the year ended December 31, 2003. This circular tells you about the meeting, the nominee directors, the proposed auditors, our corporate governance practices, compensation of directors and officers, and shareholder proposals. The annual report gives you an update on the BCE group of companies for the past year and includes a copy of our annual financial statements.
     Your proxy is solicited by the management of BCE. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost. We have retained Georgeson Shareholder Communications Canada Inc. (Georgeson) to solicit proxies for us in Canada and the United States at an estimated cost of $55,000. We pay the costs of these solicitations.
     If you have any questions about any of the information in this document, please call Georgeson at 1-866-800-3501 for service in English or in French.

Approval of this management proxy circular

The board of directors approved the contents of this management proxy circular and authorized it to be sent to each shareholder who is eligible to receive notice of and vote his or her shares at our annual and special shareholder meeting, as well as to each director and to the auditors.

Linda Caty
Corporate Secretary

Montréal, Québec
March 30, 2004

Management proxy circular | Bell Canada Enterprises	3

ABOUT VOTING YOUR SHARES

Your vote is important

As a shareholder of BCE, it is very important that you read this information carefully and then vote your shares, either by proxy or in person at the meeting.

Voting by proxy

This is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (proxyholder) the authority to vote your shares for you at the meeting or any adjournment. A proxy form is included in this package.
     You can choose from four different ways to vote your shares by proxy:

  by telephone
  on the Internet
  by mail
  by fax.

     The directors who are named on the proxy form will vote your shares for you, unless you appoint someone else to be your proxyholder. If you appoint someone else, he or she must be present at the meeting to vote your shares.
     If you are voting your shares by proxy, our transfer agent, Computershare Trust Company of Canada (Computershare), or other agents we appoint must receive your signed proxy form by 4:45 p.m. (Montréal time) on Tuesday, May 25, 2004.

You are a registered shareholder if your name appears on your share certificate. Your proxy form tells you whether you are a registered shareholder.

You are a non-registered (or beneficial) shareholder if your bank, trust company, securities broker or other financial institution holds your shares for you (your nominee). For most of you, your proxy form tells you whether you are a non-registered (or beneficial) shareholder.

If you are not sure whether you are a registered or non-registered shareholder, please contact Computershare.

Computershare Trust Company of Canada
100 University Avenue
9th Floor Toronto, Ontario, Canada M5J 2Y1

Telephone
1-800-561-0934 (toll-free in Canada and the United States)
514-982-7555 (in the Montréal area or from outside Canada
and the United States)

Fax
1-888-453-0330 (toll-free in Canada and the United States)
416-263-9394 (outside Canada and the United States)

E-mail
bce@computershare.com

How to vote – registered shareholders

By proxy

1

By telephone

Call 1-866-673-3260 (toll-free in Canada and the United States) or 312-601-6919 (outside Canada and the United States) from a touch-tone phone and follow the instructions.

You will need your holder account number and proxy access number. You will find these two numbers on your proxy form.

If you choose the telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder.

2

On the Internet

Go to our website at www.bce.ca and follow the instructions on screen.

You will need your holder account number and proxy access number. You will find these two numbers on your proxy form.

3	By mail Detach, complete pages 3 and 4, sign and date your proxy form and return them in the envelope we have provided. Please see Completing the proxy form for more information.
4

By fax

Detach, complete pages 3 and 4, sign and date your proxy form and send both pages (in one transmission) by fax to 1-866-249-7775 (toll-free in Canada and the United States) or 416-263-9524 (outside Canada and the United States).

Please see Completing the proxy form for more information.

5

By appointing another person to go to the meeting and vote your shares for you

This person does not have to be a shareholder.

Strike out the four names that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form.

Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

At the meeting, he or she should see a representative of Computershare at the table marked “Alternate attorneys/External proxyholders.”

Please see Completing the proxy form for more information.

4	Management proxy circular | Bell Canada Enterprises

In person at the meeting

You do not need to complete or return your proxy form.

You will need an admission ticket to enter the meeting. Your ticket is attached to your proxy form.

If you forget to bring your ticket, you should see a representative of Computershare at the registration tables before entering the meeting.

Voting in person at the meeting will automatically cancel any proxy you completed earlier.

How to vote – non-registered shareholders

1

By proxy

Your nominee is required to ask for your voting instructions before the meeting. Please contact your nominee if you did not receive a request for voting instructions or a proxy form in this package.

In most cases, non-registered shareholders will receive a voting instruction form which allows you to provide your voting instructions by telephone, on the Internet, by mail or by fax. Most of you who want to vote on the Internet should go to our website at www.bce.ca and follow the instructions on screen; you will need your 12 digit control number, which you will find on your voting instruction form.

Alternatively, non-registered shareholders may receive a voting instruction form which:

  is to be completed and returned, as directed in the included instructions has been pre-authorized by your nominee with a notation of the number of shares to be voted, which is to be completed, dated, signed and returned to Computershare, by mail or fax.

2

In person at the meeting

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your shares in person at the meeting if you have instructed your nominee to appoint you as proxyholder.

To do this, write your name in the space provided on the voting instruction form and follow the instructions of your nominee.

You do not have to complete the rest of the form – your vote will be taken and counted at the meeting.

At the meeting, you should see a representative of Computershare at the table marked “Alternate attorneys/External proxyholders.”

Management proxy circular | Bell Canada Enterprises	5

Completing the proxy form

You can choose to vote “For”, “Against” or “Withhold”, depending on the items listed on the proxy form.
     When you sign the proxy form, you authorize Mr. R.J. Currie, Mr. M.J. Sabia, Ms. J. Maxwell or Mr. A. Bérard, all directors of BCE, to vote your shares for you at the meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your shares, your vote will be counted FOR electing the nominee directors who are listed in the management proxy circular, FOR appointing Deloitte & Touche LLP as auditors, FOR shareholder proposal No. 1 and AGAINST shareholder proposals No. 2, No. 3, No. 4 and No. 5.
      If you are appointing someone else to vote your shares for you at the meeting, strike out the four names of the directors and write the name of the person voting for you in the space provided. If you do not specify how you want your shares voted, your proxyholder will vote your shares as he or she sees fit on each item and on any other matter that may properly come before the meeting.
      If you are an individual shareholder, you or your authorized attorney must sign the form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form.
     If you need help completing your proxy form, please contact Georgeson at 1-866-800-3501 for service in English or in French.

Changing your vote

You can revoke a vote you made by proxy by:

  voting again by telephone or on the Internet before 4:45 p.m. (Montréal time) on Tuesday, May 25, 2004 completing a proxy form that is dated later than the proxy form you are changing and mailing it to Computershare so that it is received before 4:45 p.m. (Montréal time) on Tuesday, May 25, 2004 sending a notice in writing to our Corporate Secretary so that it is received before 4:45 p.m. (Montréal time) on Tuesday, May 25, 2004. The notice can be from you or your authorized attorney.
  giving a notice in writing to the Chairman of the meeting, at the meeting or any adjournment. The notice can be from you or your authorized attorney.

How the votes are counted

You have one vote for each common share you hold on April 5, 2004. At March 30, 2004, 924,229,881 common shares were entitled to be voted at the meeting.
     The election of directors, the appointment of auditors and all shareholder proposals will each be determined by a majority of votes cast at the meeting by proxy or in person. If there is a tie, the Chairman of the meeting will cast the deciding vote.
     Computershare counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Computershare refers proxy forms to us only when:

  it is clear that a shareholder wants to communicate with management the validity of the form is in question
  the law requires it.

6	Management proxy circular | Bell Canada Enterprises

WHAT THE MEETING WILL COVER

Five items will be covered at the meeting:

  receiving BCE’s financial statements for the year ended December 31, 2003, including the auditors’ report electing directors who will serve until the end of the next annual shareholder meeting appointing auditors who will serve until the end of the next annual shareholder meeting considering the shareholder proposals described in Schedule A considering other business that may properly come before the meeting.

As of the date of this circular, management is not aware of any changes to these items, and does not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit.

1. Receiving our financial statements

We will place before the meeting BCE’s financial statements, including the auditors’ report, for the year ended December 31, 2003. The financial statements are included in our 2003 annual report, which is part of this package.

2. Electing directors

You will be electing a board of directors (board) of 15 members. Please see About the nominated directors on the next page for more information. Directors appointed at the meeting will serve until the end of the next annual shareholder meeting.
     All of the individuals who have been nominated as directors are currently members of the board and were elected at our 2003 annual shareholder meeting, except for Mr. R. A. Brenneman, who was appointed in November 2003.
     If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting FOR the election as directors of the nominee directors in this circular.

3. Appointing auditors

The board, on the advice of the audit committee, recommends that Deloitte & Touche LLP be reappointed as auditors. Deloitte & Touche LLP and its predecessors have been the auditors of Bell Canada since it was created in 1880 and of BCE since we were created in 1983. The audit firm appointed at the meeting will serve until the end of the next annual shareholder meeting.
     If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting FOR the appointment of Deloitte & Touche LLP as auditors.

4. Considering shareholder proposals

You will be voting on five shareholder proposals that have been submitted for consideration at the meeting. These five proposals are described in more detail in Schedule A. The board, on the advice of the corporate governance committee, recommends that shareholders vote FOR shareholder proposal No. 1 and AGAINST shareholder proposals No. 2, No. 3, No. 4 and No. 5.
     If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting in accordance with the board’s recommendations as mentioned in the previous paragraph.

5. Considering other business

We will:

  report on recent events that are significant to our business report on other items that are of interest to our shareholders invite questions and comments from shareholders.

If you are not a shareholder, you may be allowed into the meeting after speaking with a representative of Computershare and if the Chairman of the meeting allows it.

Management proxy circular | Bell Canada Enterprises	7

ABOUT THE NOMINATED DIRECTORS

The table below tells you about the people who have been nominated as directors and the voting securities that they own directly or indirectly. We encourage non-management directors to sit on at least one board committee and on the board of at least one of our principal subsidiaries. We believe that greater participation in the business of our subsidiaries makes for more effective governance. All of the non-management directors sit on boards of BCE subsidiaries. We have also included the nominees’ directorships during the past five years on currently listed companies.
Also see Management resources and compensation committee report – Directors’ compensation – Directors’ share unit plan for a description of our share unit plan for non-management directors.

André Bérard, O.C. Montréal, Québec BCE director since January 2003 Member, pension fund committee

Corporate Director since March 2004
 Chairman of the board of National Bank of Canada (chartered bank) from March 2002 to March 2004, Chairman of the board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002 and a director of National Bank of Canada from 1985 to March 2004.
     Also Chairman of the board of Fondation du maire de Montréal pour la jeunesse and a director of Bell Canada [1], Groupe BMTC Inc., Le Groupe Canam Manac Inc., Groupe Saputo Inc., Kruger Inc., Noranda Inc., Société financière Bourgie Inc., TransForce Inc., Telesat [1] and Vasogen Inc.
     Holds a Fellow’s Diploma of the Institute of Canadian Bankers and was Chairman of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988.

1,225 BCE common shares 5,167 BCE share units 700 BCE Emergis common

Ronald Alvin Brenneman Calgary, Alberta BCE director since November 2003 Member, management resources and compensation committee

President and Chief Executive Officer and a director, Petro-Canada (petroleum company), since January 2000
 Before January 2000, General Manager – Corporate Planning of Exxon Corporation (petroleum company).
     Also a director of Bank of Nova Scotia, Bell Canada, the Mount Royal College Foundation, Syncrude Canada Ltd. and Telesat.

12,950 BCE common shares 536 BCE share units

Richard James Currie, C.M. Toronto, Ontario BCE director since May 1995 Chairman, corporate governance committee

Chairman of the board, BCE and Bell Canada, since April 2002
 President of George Weston Limited (food distribution, retail and production) from 1996 to May 2002 and a director from 1975 to May 2002.
     President of Loblaw Companies Limited (grocery chain) from 1976 to January 2001 and a director from 1973 to May 2001.
     Also Chairman of the board of Telesat, Chancellor of the University of New Brunswick and a director of CAE Inc., Petro-Canada and Staples, Inc.
     In the past five years, Mr. Currie also served as a director of Imperial Oil Limited and Nortel Networks Corporation.

1,030,221 BCE common shares 26,192 BCE share units

Anthony Smithson Fell, O.C. Toronto, Ontario BCE director since January 2002 Member, management resources and compensation committee and pension fund committee

Chairman of the board, RBC Dominion Securities Limited (investment bank), since December 1999
 Chairman of the board and Chief Executive Officer of RBC Dominion Securities Limited from 1992 to December 1999.
     Also Chairman of the board of Munich Reinsurance Company of Canada and a director of Bell Canada, CAE Inc., Loblaw Companies Limited and Telesat.

100,000 BCE common shares 8,752 BCE share units

Donna Soble Kaufman Toronto, Ontario BCE director since June 1998 Member, corporate governance committee and pension fund committee	Lawyer and Corporate Director since 1997 Also a director of Bell Canada, Hudson’s Bay Company, Telesat, TransAlta Corporation and UPM-Kymmene Corporation (Finland).	2,000 BCE common shares 12,513 BCE share units 8 BCI common shares 9,854 BCI share units

Aliant = Aliant Inc., BCE Emergis = BCE Emergis Inc., BCI = Bell Canada International Inc., Bell Globemedia = Bell Globemedia Inc., Telesat = Telesat Canada

[1] Bell Canada and Telesat are wholly-owned subsidiaries of BCE.

8	Management proxy circular | Bell Canada Enterprises

Thomas Edward Kierans, O.C. Toronto, Ontario BCE director since April 1999 Member, audit committee and corporate governance committee

Chairman of the board, Canadian Institute for Advanced Research (conducts basic research programs in the social and natural sciences), since September 1999
 Chairman of the board of Moore Corporation Limited (management and distribution of print and digital information) from 1977 to March 2001.
     Chairman of the board of Petro-Canada from 1996 to January 2000.
     President and Chief Executive Officer of the C.D. Howe Institute (independent, non-profit economic and social policy research institution) from 1989 to September 1999.
     Also Chairman of the board of CSI Global Education Inc. and Toronto International Leadership Centre for Financial Sector Supervision and a director of Bell Canada, Inmet Mining Corporation, IPSCO Inc., Manulife Financial Corporation, Petro-Canada and Telesat.
     In the past five years, Mr. Kierans also served as a director of CGI Group Inc. and FPI Limited.

17,027 BCE common shares 4,330 BCE share units

Brian Michael Levitt Montréal, Québec BCE director since May 1998 Member, management resources and compensation committee and pension fund committee

Co-Chair, Osler, Hoskin & Harcourt LLP (law firm), since January 2001
 President and Chief Executive Officer of Imasco Limited (consumer products and services company) from 1995 to February 2000.
     Also a director of Bell Canada, Domtar Inc., Montreal Museum of Fine Arts and Telesat.
     In the past five years, Mr. Levitt also served as a director of Alcan Inc. and Cossette Communication Group.

2,813 BCE common shares 21,860 BCE share units

The Honourable Edward C. Lumley, P.C. South Lancaster, Ontario BCE director since January 2003 Member, corporate governance committee

Vice-Chairman, BMO Nesbitt Burns Inc. (investment bank), since 1991
 Also a director of Air Canada, Canadian National Railway Company, Dollar Thrifty Automotive Group, Intier Automotive Inc., Magna Entertainment Corp., Magna International Inc. and Telesat.
     In the past five years, Mr. Lumley also served as a director of Gendis Inc.

10,000 BCE common shares

Judith Maxwell, C.M. Ottawa, Ontario BCE director since January 2000 Member, audit committee and pension fund committee

President, Canadian Policy Research Networks Inc. (non-profit organization conducting research on work, family, health, social policy and public involvement), since 1995
 Former associate director of the School of Political Studies at Queen’s University.
     Also a director of Bell Canada and Telesat.
     In the past five years, Ms. Maxwell also served as a director of Clarica Life Insurance Company.

1,000 BCE common shares 9,611 BCE share units

John Hector McArthur Wayland, Massachusetts BCE director since May 1995 Member, corporate governance committee and management resources and compensation committee

Dean Emeritus, Harvard University Graduate School of Business Administration, since 1995
 Also a director of AES Corporation, Bell Canada, Cabot Corporation, BCE Emergis, GlaxoSmithKline plc, HCA Inc., KOC Holdings, A.S., Reuters Founders Share Company Limited, Rohm and Haas Company and Telesat.
     Also a senior advisor to the President of the World Bank, Washington, DC.
     In the past five years, Mr. McArthur also served as a director of Springs Industries, Inc.

840 BCE common shares 25,521 BCE share units 1,000 BCE Emergis common shares 12,341 BCE Emergis share units

Management proxy circular | Bell Canada Enterprises	9

Thomas Charles O’Neill, F.C.A. Don Mills, Ontario BCE director since January 2003 Chairman, audit committee

Chartered Accountant and Corporate Director since October 2002
 Also Vice-Chair of the board of Governors at Queen’s University.
     Chief Executive Officer of PricewaterhouseCoopers Consulting (provider of management consulting and technology services) from January 2002 to May 2002 and then Chairman of the board from May 2002 to October 2002.
     Chief Operating Officer of PricewaterhouseCoopers LLP global organization (professional services firm in accounting, auditing, taxation and financial advisory) from July 2000 to January  2002.
     Chief Executive Officer of PricewaterhouseCoopers LLP in Canada from 1998 to July 2000.
     Also a director of Bell Canada, Dofasco Inc., Loblaw Companies Limited, Nexen Inc., Ontario Teacher’s Pension Plan, St. Michael’s Hospital and Telesat.

3,000 BCE common shares 6,696 BCE share units

Robert Charles Pozen Boston, Massachusetts BCE director since February 2002 Chairman, pension fund committee Member, audit committee

Chairman of the board, MFS Investment Management (global investment manager), since February 2004
 Also visiting professor, Harvard Law School, since January 2003.
     President and a director of Fidelity Management and Research Company (provider of financial services and investment resources) from 1997 to June 2001.
     Vice-Chairman of the board of Fidelity Investments from June 2000 to December 2001.
     Also a director of Bank of New York, Massachusetts Development Board and Telesat.

121,970 BCE common shares 11,370 BCE share units

Michael Jonathan Sabia Montréal, Québec BCE director since October 2002

President and Chief Executive Officer (since April 2002) and a director, BCE, and Chief Executive Officer (since May 2002) and a director, Bell Canada
 President and Chief Operating Officer of BCE from March 2002 to April 2002 and Chief Operating Officer of Bell Canada from March 2002 to May 2002.
     President of BCE from December 2000 to March 2002.
     Executive Vice-President of BCE from July 2000 to December 2000 and Vice-Chairman of Bell Canada from July 2000 to March 2002.
     Vice-Chairman and Chief Executive Officer of BCI from October 1999 to June 2000 and then Vice-Chairman of BCI from June 2000 to November 2001.
     Before October 1999, Executive Vice-President and Chief Financial Officer of Canadian National Railway Company (transportation company).
     Also Chairman of the board of Bell Globemedia and BCE Emergis and a director of Bell ExpressVu Inc., Bell Mobility Holdings Inc., CGI Group Inc. and Telesat.

10,837 BCE common shares 117,606 BCE share units

Paul Mathias Tellier, P.C., C.C., Q.C. Montréal, Québec BCE director since April 1999 Chairman, management resources and compensation committee

President and Chief Executive Officer (since January 2003) and a director, Bombardier Inc. (manufacturer of business jets, regional aircraft and rail transportation equipment)
 President, Chief Executive Officer and a director of Canadian National Railway Company from 1992 to December 2002.
     Also a director of Alcan Inc., Bell Canada, McCain Foods Limited and Telesat.

1,700 BCE common shares 23,047 BCE share units

Victor Leyland Young, O.C. St. John’s, Newfoundland BCE director since May 1995 Member, audit committee and management resources and compensation committee

Corporate Director since May 2001
 Chairman of the board and Chief Executive Officer of Fishery Products International Limited (frozen seafood products company) from 1984 to May 2001.
     Also a director of Aliant, Bell Canada, Imperial Oil Limited, McCain Foods Limited, Royal Bank of Canada and Telesat.
     In the past five years, Mr. Young also served as a director of FPI Limited.

5,536 BCE common shares 10,347 BCE share units 4 BCI common shares 1,500 Aliant common shares 1,871 Aliant share units

10	Management proxy circular | Bell Canada Enterprises

COMMITTEE REPORTS

The board has four standing committees:

  audit committee
  corporate governance committee (CGC)
  management resources and compensation committee (MRCC)
  pension fund committee (PFC).

     This section includes reports from each committee, which tell you about its members, responsibilities and activities in the past year.

Audit committee report

The purpose of the audit committee is set forth in its written charter. This charter was amended in early 2004 in order, among other things, to document certain of our practices that are now reflected in new U.S. and Canadian corporate governance initiatives. The complete audit committee charter is available in the Governance section of BCE’s website at www.bce.ca.
     Under its charter, the audit committee assists the board in the oversight of:

  the integrity of BCE’s financial statements and related information
  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of the internal and external auditors
  management’s responsibility for reporting on internal controls.

     This report tells you how the audit committee is managed and BCE’s process for complying with applicable laws and regulations.

About the audit committee

The audit committee is made up of five unrelated and independent directors: Mr. T.C. O’Neill (Chairman), Mr. T.E. Kierans, Ms. J. Maxwell, Mr. R.C. Pozen and Mr. V.L. Young. The audit committee communicates regularly and directly with management and the internal and external auditors. The audit committee met six times in 2003, including without management, and without the internal and external auditors on a regular basis.
     The audit committee continued to focus on three key areas in 2003:

  assessing the appropriateness of BCE’s financial reporting reviewing the adequacy of BCE’s policies and processes for internal controls and financial reporting, risk management and compliance with applicable laws, regulations and sound business ethics overseeing all aspects of the internal and external audit functions.

     Since BCE has securities registered in the United States, we are subject to certain provisions of the United States Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) and related rules and regulations of the U.S. Securities and Exchange Commission (SEC) (related SEC rules). In addition, since BCE’s common shares are listed on the New York Stock Exchange (NYSE), we are subject to certain NYSE corporate governance rules that were finalized in November 2003 (NYSE rules). In January 2004, the Canadian Securities Administrators also issued final rules relating to audit committees and certification of financial information (Canadian rules).
     Under the Sarbanes-Oxley Act and related SEC rules, BCE is required to disclose whether its audit committee is composed of at least one financial expert, as defined by these rules. In addition, the NYSE rules require that all audit committee members be financially literate. BCE’s board of directors has recently determined that all audit committee members are financially literate and that the audit committee is composed of at least one financial expert, its Chairman, Mr. T.C. O’Neill.

Financial reporting

The audit committee reviews the following documents with management and the external auditors and recommends them to the board for approval:

  our annual and interim financial statements
  the related management’s discussion and analysis of financial condition and results of operation (MD&A)
  our annual information form (AIF)
  earnings press releases
  other financial information that is provided to analysts and rating agencies (as part of the revised charter).

The purpose of this review is to provide reasonable assurance that:

  BCE’s financial reporting is complete and fairly presented in all material respects the accounting standards used to prepare our financial reporting are appropriate, in particular, where judgment, estimates, risks and uncertainties are involved critical disclosures are adequate.

     The audit committee also reviews new applicable legal and regulatory initiatives as well as the adoption and disclosure of new accounting pronouncements. It assesses the potential impact of choosing certain alternatives, when appropriate.
     Under the Sarbanes-Oxley Act and related SEC rules, and under the Canadian rules, BCE is required to design and maintain controls and procedures to ensure that the information we publicly disclose is recorded, processed, summarized and reported on a timely basis. In 2003, the board approved guidelines reflecting BCE’s disclosure controls and procedures. It also approved a written charter outlining the responsibilities, membership and procedures of BCE’s disclosure and compliance committee. This committee consists of officers and other key employees responsible for overseeing the accuracy and timeliness of BCE’s public disclosures. In 2004, the charter and guidelines were revised to reflect certain new related SEC rules and the Canadian rules.
     As part of its disclosure controls and procedures, BCE has established a comprehensive process to support the annual certifications required under the Sarbanes-Oxley Act and related SEC rules, and to support the annual and quarterly certifications that will be required under the Canadian rules. Among other things, these certifications by the President and Chief Executive Officer and the Chief Financial Officer state that:

  they are responsible for establishing and maintaining BCE’s disclosure controls and procedures they have evaluated the effectiveness of these disclosure controls and procedures
  BCE’s financial statements, related MD&A and the AIF do not contain any untrue statement of a material fact
  BCE’s financial statements and other financial information fairly present in all material respects BCE’s financial condition, results of operation and cash flows.

Management proxy circular | Bell Canada Enterprises	11

Internal control over financial reporting

The audit committee has the overall responsibility to provide reasonable assurance that BCE’s internal control systems are adequate and effective. It reviews the policies in place, monitors compliance and approves recommendations for changes.
     The audit committee also ensures that BCE’s processes for identifying and managing risks are adequate and that BCE complies with its business ethics policies, including the conflict of interest policy for officers. The Sarbanes-Oxley Act and related SEC rules require, as part of the annual certifications discussed above, that the President and Chief Executive Officer and the Chief Financial Officer certify that they have disclosed to BCE’s external auditors and to the audit committee:

  all significant deficiencies and material weaknesses in the design or operation of BCE’s internal control over financial reporting that are reasonably likely to adversely affect our ability to record, process, summarize and report financial information any fraud involving management or other employees who have a significant role in our internal control over financial reporting.

     The audit committee also oversees the requirements of the Sarbanes-Oxley Act and related SEC rules, and of the Canadian rules relating to certification of BCE’s internal control over financial reporting. These rules come into effect for BCE’s 2005 annual report that will be filed in 2006. They require a management internal control report that contains:

  a statement of management’s responsibilities for establishing and maintaining adequate internal controls over financial reporting a description of the framework used to evaluate, and management’s assessment of, the effectiveness of BCE’s internal control over financial reporting a statement that the external auditors have issued an attestation report on management’s assessment.

     BCE has undertaken the following initiatives in 2003 to meet these requirements:

  establishment of a financial controls project led by a newly appointed vice-president appointment of an external accounting firm (other than the external auditors) to assist BCE in such project holding regular meetings with senior management to update them on the progress of the project.

     BCE is on schedule to comply with these rules when they come into effect.

Audit function

External auditors
 The current external auditors are Deloitte & Touche LLP.
     The audit committee is responsible for recommending to the board the appointment of the external auditors and their compensation. The audit committee is directly responsible for:

  evaluating the auditors to make sure that they fulfill their responsibilities. The audit committee reviews their performance against acceptable auditing standards, as well as their qualifications, independence, internal quality control procedures, audit plans and fees.
  assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving audit and other services in advance.

Auditor independence policy

The auditor independence policy is a comprehensive policy governing all aspects of BCE’s relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence identifying the services that the external auditors may and may not provide to BCE and its subsidiaries pre-approving all services to be provided by the external auditors of BCE and its subsidiaries establishing guidelines for engaging former employees of the external auditors.

     In particular, the policy specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services for all (audit or non-audit) services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee by the Chief Financial Officer prior to engaging the auditors specific permitted services however are pre-approved quarterly by the audit committee and consequently only require approval by the Chief Financial Officer prior to engaging the external auditors at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditors by service type is presented. This summary includes a breakout of fees incurred within the pre-approved amounts.

Auditors’ fees

The table below shows the fees that Deloitte & Touche LLP billed to BCE and its subsidiaries for various services in the past two years.

	2003	2002 [1]

($ millions)
Audit fees	14.9	14.5
Audit-related fees	2.6	10.4
Tax fees	4.4	4.2
Other fees	1.7	8.0

Total	23.6	37.1

1	2002 numbers have been restated to reflect new SEC guidance issued in 2003 providing enhanced clarification on the definitions of items included in audit, audit-related and non-audit services categories.

Audit fees
 These fees include professional services rendered by the external auditors for the review of the interim financial statements, statutory audits of the annual financial statements, prospectuses, consultations about financial accounting and reporting standards and other regulatory audits and filings.

12	Management proxy circular | Bell Canada Enterprises

Audit-related fees
 These fees include professional services that reasonably relate to the above services, including non-statutory audits, Sarbanes-Oxley Act initiatives, pension plan audits and consultations about prospective financial accounting and reporting standards.

Tax fees
 These fees include professional services for the attestation of compliance with our conflict of interest policy, tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and commodity tax returns.

Other fees
 These fees include professional services rendered for:

  completion of work commenced in 2002 and finalized in early 2003 on the re-design of product introduction and new applications for account management, inventory programming, promotion and research processes
  French translation of interim and annual financial statements, MD&As, AIFs, prospectuses and other public documents.

     Since January 1, 2003, Deloitte & Touche LLP has not been engaged to perform any information system design and implementation service (IS/IT) or other consulting services to BCE or its subsidiaries.

Internal auditor
The audit committee also oversees the internal audit function. This includes:

  overseeing internal audit plans, staffing and budgets
  evaluating the responsibilities and performance of the internal auditor reviewing periodic internal audit reports and corrective actions being taken.

     The Senior Vice-President, Audit and Risk Management reports directly to the Chairman of the audit committee.

Complaint procedures
 In early 2004, approximately 18 months before it is required under the Sarbanes-Oxley Act and related SEC rules, and under the Canadian rules, BCE has implemented a policy detailing procedures for:

  the receipt, retention and treatment of complaints received by BCE or any of its subsidiaries regarding accounting, internal accounting controls, auditing matters or evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws or misappropriation of BCE’s or any of its subsidiary’s property the confidential and anonymous submission by employees of BCE or of our subsidiaries of concerns regarding questionable accounting or auditing matters.

     BCE’s complete complaint procedures for accounting and auditing matters is available in the Governance section of BCE’s website at www.bce.ca.

Other
 The audit committee also carries out an annual evaluation of its performance with the CGC, including the review of the adequacy of its charter.
     Finally, the audit committee reports regularly to the board on its activities.

Report presented March 9, 2004 by:

T.C. O’Neill, Chairman
T.E. Kierans
J. Maxwell
R.C. Pozen
V.L. Young

Management proxy circular | Bell Canada Enterprises	13

Corporate governance committee report

The purpose of the CGC is set forth in its written charter. This charter was amended in early 2004 in order, among other things, to document certain of our practices that are now reflected in new and proposed U.S. and Canadian corporate governance initiatives. The complete CGC charter is available in the Governance section of BCE’s website at www.bce.ca.
     Under its charter, the CGC assists the board in:

  developing and implementing our corporate governance guidelines identifying individuals qualified to become directors
  determining the composition of the board and its committees determining the directors’ compensation
  monitoring the process to assess board and committees effectiveness.

     This report tells you how the CGC is managed and how it ensures that BCE maintains the highest standards of corporate governance to meet, and in some cases exceed, applicable laws, regulations and other corporate governance initiatives.

About the corporate governance committee

The CGC is made up of five unrelated and independent directors: Mr. R.J. Currie (Chairman), Mrs. D. Soble Kaufman, Mr. T.E. Kierans, the Honourable E.C. Lumley and Mr. J.H. McArthur. The CGC communicates regularly and directly with BCE’s officers. The CGC met three times in 2003 and two times since the beginning of 2004 and up to the date of this management proxy circular, including without management as appropriate.
      In addition to its other functions, the CGC focused on four key areas since its last report:

  reviewing the charters of the board committees, which were amended in early 2004, including their roles and responsibilities formalizing or amending various internal governance guidelines or policies, such as the Bell Canada Enterprises Code of Business Conduct, directors’ conflict of interest guidelines and the revised charter and guidelines for the (management-level) disclosure and compliance committee reviewing BCE’s responses to legislative reforms or other initiatives relating to corporate governance, including the corporate governance guidelines of the Toronto Stock Exchange (TSX), NYSE and the Sarbanes-Oxley Act with respect to determining, among other things, whether directors are considered to be unrelated and independent developing director independence standards consistent with the NYSE rules. These standards are available in the Governance section of BCE’s website at www.bce.ca.

     In addition, the CGC reviewed and reported or made recommendations to the board on the following items since its last report:

  the size and composition of the board to ensure that the board and its committees continue to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning. This included the appointment of an additional director in 2003 (Mr. R.A. Brenneman).
  the nominees for director who will stand for election at the meeting the annual review of the effectiveness of the board and of its committees and the assessment of the performance of each director and of the Chairman of the board the directors’ attendance record
  the annual review of the adequacy and form of non-management directors’ compensation for serving on the board and its committees, including the requirement for minimum share ownership to ensure that it continues to be appropriate. See Management resources and compensation committee report – Directors’ compensation – Minimum share ownership requirement for details.
  how BCE is aligning with the current corporate governance guidelines of the TSX, NYSE, the Sarbanes-Oxley Act and other corporate governance initiatives. The CGC prepared the statement of corporate governance practices that you will find beginning on the next page the amendment of BCE’s administrative resolution to provide that no annual meeting of shareholders may be held outside Canada as long as at least 50% of BCE’s common shares are held by resident Canadians
  BCE’s responses to the proposals submitted by shareholders for the meeting. See Schedule A for details.

     The CGC also carries out an annual evaluation of its performance with the board, including the review of the adequacy of its charter.
     Finally, the CGC reports regularly to the board on its activities.

Directors’ attendance record

In 2003, there were 13 board meetings and 20 committee meetings. Each director attended at least 75% of the combined meetings of the board and the committees on which he or she served, except for two individuals who attended fewer meetings this year due to exceptional circumstances. These exceptional circumstances were discussed with and accepted by the CGC and the board. The overall combined attendance by BCE’s directors at both board and committee meetings was over 87%.

Report presented March 10, 2004 by:

R.J. Currie, Chairman
D. Soble Kaufman
T.E. Kierans
The Honourable E.C. Lumley
J.H. McArthur

14	Management proxy circular | Bell Canada Enterprises

Statement of corporate governance practices

The board and management believe that good corporate governance practices can help create and maintain shareholder value. As a result, we seek to attain high standards of corporate governance.
     The board has carefully reviewed our corporate governance practices and concluded that we comply with, and in some cases exceed, the TSX guidelines for corporate governance. The board has also been reviewing our corporate governance practices against the Sarbanes-Oxley Act, related SEC rules, NYSE rules and Canadian rules, as well as other initiatives in this area. Although we are not required to comply with most of the NYSE rules, our governance practices generally comply with them. You will find a summary of the differences between our governance practices and the NYSE rules in the Governance section of our website at www.bce.ca.
     In January 2004, the Canadian Securities Administrators published for comments best practices relating to corporate governance standards (Canadian initiative). It is anticipated that once the Canadian initiative is finalized, the TSX will revoke its current corporate governance guidelines. The proposed Canadian initiative is similar to the NYSE rules that apply to BCE. Although they are not finalized, we already meet most of the best practices proposed under the Canadian initiative.
     As new regulations come into effect, the CGC and the board will continue to review our corporate governance practices and make any appropriate changes.

How we are meeting the TSX guidelines

We fully align with all of the TSX guidelines. The table below lists the TSX guidelines and tells you how we are meeting each one. In some cases, it also lists certain requirements under the Sarbanes-Oxley Act, related SEC rules, NYSE rules, Canadian rules and Canadian initiative, which may differ from the TSX guidelines.

TSX guideline

Aligned

Our Corporate Governance Practices

1.

The board should explicitly assume responsibility for our stewardship.

The board has overall responsibility for managing and supervising our business in BCE’s best interests. In doing so, the board acts in accordance with:

  the Canada Business Corporations Act, the Bell Canada Act, other laws that apply to telecommunications companies, as well as laws of general application
  BCE’s articles of incorporation and by-laws
  BCE’s administrative resolution
  the written charters of the board committees
  Bell Canada Enterprises Code of Business Conduct and other internal policies.

You will find the Bell Canada Enterprises Code of Business Conduct and charters of the board committees in the Governance section of our website at www.bce.ca.

The board approves all significant decisions, including:

  investments, expenditures and divestitures above certain dollar amounts upon recommendation of the MRCC, the appointment of officers.

The board also has procedures for:

  delegating authority for day-to-day business
  reviewing management’s performance.

And, as part of its overall stewardship responsibility, the board should assume responsibility for:

(a)	the adoption of a strategic planning process

The board approves our overall strategic direction and objectives during a key planning session. This session is held once a year, usually in November, at the same time that the business plan and budget are approved for the following year.

The board also approves our yearly corporate mandate, which includes the key objectives of our strategy and measurable financial and operating targets.

Any development that could affect our objectives and strategic direction would be reported to the board.

Management proxy circular | Bell Canada Enterprises	15

TSX guideline

Aligned

Our Corporate Governance Practices

(b)	the identification of the principal risks of the business and ensuring implementation of appropriate systems to manage these risks

The audit committee reviews, reports and makes recommendations to the board on the processes for identifying and managing BCE’s principal risks. These include risk management policies, internal control procedures and standards relating to risk management. The audit committee makes sure that these policies are implemented and reviewed regularly.

(c)	succession planning, including appointing, training and monitoring senior management

As part of its responsibilities, the board focuses on the integrity, quality, and continuity of management needed to achieve our corporate goals. The MRCC regularly reviews and reports to the board on:

  succession planning
  the appointment and development of all officers
  the performance of officers against our corporate mandate.

(d)	our communications policy

The board periodically approves communications plans for communicating with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.

BCE has a disclosure policy that also applies to Bell Canada and our subsidiaries that are not publicly traded. This policy ensures that our communications to the investment community, the media and the general public are timely, factual, accurate and broadly distributed in accordance with applicable laws. You will find the complete BCE Inc. and Bell Canada Disclosure Policy in the Governance section of our website at www.bce.ca.

We have developed procedures for receiving feedback from shareholders. In addition to our annual shareholder meeting, we have a toll-free number for shareholder inquiries (1-888-932-6666) and for investor and general inquiries (1-800-339-6353). We also have detailed information about our business on our website at www.bce.ca.

Finally, we communicate regularly with the investment community and the media to explain our results and to answer questions. This includes meetings, conferences, press releases and quarterly conference calls. Our quarterly financial results conference calls are broadcast live on our website at www.bce.ca.

16	Management proxy circular | Bell Canada Enterprises

TSX guideline

Aligned

Our Corporate Governance Practices

(e)	the integrity of our internal control and management information systems.

As a public company, we are required to have an audit committee. The audit committee assesses whether BCE’s internal controls are adequate and effective by:

  reviewing BCE’s policies
  monitoring compliance
  approving recommendations for changes.

It also makes sure that we have processes for identifying and managing risks. This includes making sure that we comply with our conflict of interest policy.

The audit committee’s responsibilities have increased as a result of the recent enactment of the Sarbanes-Oxley Act, related SEC rules, NYSE rules and Canadian rules. The new regulations require the President and Chief Executive Officer and the Chief Financial Officer to certify each year that they have disclosed the following to the external auditors and to the audit committee:

  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect our ability to record, process, summarize and report financial information any fraud involving management or other employees who have a significant role in our internal control over financial reporting.

As described in the audit committee report, BCE established a financial controls project to make sure that we comply with these new regulations.

Finally, we have also developed procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Our complete complaint procedures for accounting or auditing matters is available in the Governance section of our website at www.bce.ca.

SEC rules
The SEC rules require disclosure on whether or not and, if not, the reasons why, a company has adopted a code of ethics for the principal executive officer and senior financial officers, applicable to the Chief Executive Officer, Chief Financial Officer, Controller and Treasurer.

All of our employees, directors and officers must follow the Bell Canada Enterprises Code of Business Conduct, which provides guidelines for ethical behaviour. The Bell Canada Enterprises Code of Business Conduct includes additional guidelines for the President and Chief Executive Officer, the Chief Financial Officer, the Controller and the Treasurer. Our Code is available in the Governance section of our website at www.bce.ca.

Management proxy circular | Bell Canada Enterprises	17

TSX guideline

Aligned

Our Corporate Governance Practices

2.

A majority of directors should be “unrelated” (independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to our best interests).

The application of the definition of “unrelated” director is the responsibility of the board which will be required to disclose on an annual basis whether it has a majority of “unrelated” directors and the analysis of the application of the principles supporting this conclusion.

The board, on the recommendation of the CGC, is responsible for determining whether or not each director is unrelated and independent. To achieve this, the board analyses all of the relationships each director has with BCE and its subsidiaries. To assist in this analysis, the board adopted director independence standards. These standards are consistent with the NYSE rules and are available in the Governance section of our website at www.bce.ca. In general, a director who meets these standards and who does not otherwise have a material relationship with BCE would be considered unrelated under the TSX guidelines and independent under the NYSE rules.

Based on the information provided by each director, and having considered the independence standards mentioned above, as well as the current application of the NYSE rules, the board determined that 14 of its 15 directors do not have a material relationship with BCE and are considered to be unrelated and independent under the TSX guidelines and the NYSE rules. Mr. Michael J. Sabia, the President and Chief Executive Officer, is considered as such to be a related director under the TSX guidelines and not independent under the NYSE rules.

Beginning in November 2004, a three-year “look-back” for independence standards will become effective under the NYSE rules. As a result, Mr. Brian M. Levitt and Mr. Paul M. Tellier will no longer be considered independent under the NYSE rules given that:

  Mr. Levitt is a partner with Osler, Hoskin & Harcourt, a law firm that provides legal services to BCE and its subsidiaries. Legal fees paid to the firm in 2002 exceeded the threshold amount set forth in the independence standards adopted by the board.
  Mr. Tellier’s son was the President and Chief Executive Officer of Bell Actimedia Inc., which was until November 2002 an indirect wholly-owned subsidiary of BCE.

Mr. Levitt and Mr. Tellier, who both make valuable contributions to the board, may again qualify as independent directors as defined under the NYSE rules beginning in 2006. At all times, a majority of the board will be unrelated under the TSX guidelines and independent under the NYSE rules. Furthermore, immediately after the meeting, Mr. Levitt and Mr. Tellier will step down from the MRCC so that the audit committee, the CGC and the MRCC will at all times be composed only of unrelated directors under the TSX guidelines and independent directors under the NYSE rules.

NYSE rules and Canadian initiative
 The NYSE rules require, and the Canadian initiative recommends, that the majority of directors be “independent”. No director qualifies as “independent” unless the board determines that he or she has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must disclose these determinations. However, certain prescribed relationships are deemed to be material.

18	Management proxy circular | Bell Canada Enterprises

TSX guideline

Aligned

Our Corporate Governance Practices

3.

The board should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The members of the CGC are all unrelated and independent directors. The CGC recommends for approval by the board nominees for election or appointment to the board. To help achieve this task, the CGC develops qualifications and criteria for the selection of directors.

The CGC monitors the effectiveness of the Chairman of the board, the board, the board’s committees and each director by conducting annual surveys of all directors.

NYSE rules and Canadian initiative
 The NYSE rules require, and the Canadian initiative recommends, that a nominating committee be composed only of “independent” directors. The NYSE rules and the Canadian initiative also provide that the nominating committee must have a written charter that addresses the committee’s purpose and responsibilities, including:

  identify individuals qualified to become board members
  recommend to the board director nominees for the next annual meeting of shareholders.

The CGC performs the functions of a nominating committee. The CGC’s written charter addresses the minimum requirements of the NYSE rules as well as some of our additional corporate governance practices and certain recommendations of the Canadian initiative. You will find the complete text of the CGC’s written charter in the Governance section of our website at www.bce.ca.

The CGC will monitor the development of the Canadian initiative and recommend to the board any appropriate changes to our corporate governance practices.

4.

The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.

As part of its charter, the CGC is required to survey every year all directors on the effectiveness and performance of the Chairman of the board, the board and the board’s committees, as well as individual directors. This is done primarily by distributing a set of questionnaires to each director and typically includes individual interviews with the Chairman of the CGC. The CGC also has a process to assess the performance of each individual director.

The CGC is also responsible for administering the directors’ attendance policy. Under the policy, the Corporate Secretary must report to the CGC any director who did not attend at least 75% of board and committee meetings.

The CGC reviews each director’s attendance record and considers this when it recommends to the board the list of nominees for election as directors at the next annual shareholder meeting.

5.

We should provide, as an integral element of the process for appointing new directors, an orientation and education program for new directors.

New directors are given the opportunity to individually meet with members of senior management to improve their understanding of our business. All directors have regular access to senior management to discuss board presentations and other matters of interest.

We also give directors a reference manual, which contains information about our history and current status, special legislation affecting us, our investments and our shareholders. This reference manual is updated regularly. It includes the Bell Canada Enterprises Code of Business Conduct, which also applies to the directors, as well as governance and responsibilities of the board and its committees, and a description of the duties and liabilities of directors. As part of its mandate, the CGC is also responsible for providing orientation and continuing education for all board members. During their regularly scheduled board meetings, directors are given presentations on various aspects of our business.

Management proxy circular | Bell Canada Enterprises	19

TSX guideline

Aligned

Our Corporate Governance Practices

6.

The board should examine its size and, with a view to determining the impact of number upon effectiveness, undertake where appropriate, a program to establish a board size which facilitates more effective decision-making.

The board aims to have:

  a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively geographical representation that reflects where our shareholders live.

Directors are chosen for their ability to contribute to the broad range of issues that the board must deal with. The board reviews each director’s contribution through the CGC and determines whether the board’s size allows it to function efficiently and effectively.

The board believes that its current size and range of skills promote effectiveness and efficiency.

7.

The board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.

Each year, the CGC reviews how directors are compensated for serving on the board and its committees. It compares their compensation to that of similar companies and recommends any changes to the board.

In 2002, the CGC conducted a thorough review of the compensation of non-management directors. This was partly to address the risks and responsibilities associated with being an effective director. As a result, a “flat fee” compensation arrangement was adopted for these non-management directors, which came into effect on January 1, 2003. Please see Management resources and compensation committee report – Directors’ compensation for more information.

8.

Committees of the board should generally be composed of non-management directors, a majority of whom are unrelated.

Each committee of the board consists only of non-management directors, all of whom are unrelated and independent.
NYSE rules, Canadian rules and Canadian initiative
The NYSE rules require, and the Canadian initiative recommends, that the compensation (the MRCC) and the nominating (the CGC) committees be composed only of “independent” directors. In addition, the NYSE rules and the Canadian rules require not only that the audit committee be composed only of “independent” directors, but also that audit committee members accept directly or indirectly no consulting, advisory or other compensatory fee (other than ordinary director fees) from BCE or any of its subsidiaries.

None of the members of the audit committee has directly or indirectly accepted any consulting, advisory or other compensatory fee (other than ordinary director fees) from BCE or any of its subsidiaries.

9.

The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues.

This committee would, among other things, be responsible for the response to the TSX Corporate Governance Guidelines.

The CGC:

  makes recommendations to the board about how to respond to the corporate governance guidelines of the TSX and other securities regulatory authorities monitors existing and emerging best practices relating to corporate governance matters develops our approach for dealing with corporate governance issues.

Please see Corporate governance committee report for more information.

20	Management proxy circular | Bell Canada Enterprises

TSX guideline

Aligned

Our Corporate Governance Practices

10.

The board, together with the President and Chief Executive Officer, should develop position descriptions for the board and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities.

The board should approve or develop the corporate objectives which the President and Chief Executive Officer is responsible for meeting.

The responsibilities of the board and of the President and Chief Executive Officer are set out in our schedule of authorities. It also lists the kinds of transactions that management can carry out without getting approval from the board. Any corporate action that is not specifically authorized under the schedule requires approval from the board.

The President and Chief Executive Officer is responsible for our corporate objectives, which are set out each year in our corporate mandate. The board approves the corporate mandate early each year.

Periodically, the board and the MRCC review the President and Chief Executive Officer’s performance against the strategic business objectives and measurable financial and operating targets set out in our corporate mandate.

11.

The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to:

  appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities, or assign this responsibility to a non-management director, sometimes referred to as the lead director.

Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board’s relationship to management to a committee of the board.

The current Chairman of the board is not an executive officer of BCE or of our subsidiaries.

When the Chairman is an executive officer, the board will name one of the other directors “lead director”. The lead director is responsible for making sure that the board functions independently of management.

At each regularly scheduled board meeting, the directors meet without management. The board also meets without the President and Chief Executive Officer when his performance and compensation are being discussed.

Directors can add items to the agenda for board meetings. The agendas are distributed in advance of the meetings. The Chairman of each committee is responsible for the agendas of his or her committee meetings.

There is a process in place for receiving feedback from directors on how the board can operate more effectively. This includes questionnaires that the CGC distributes to directors.

Management proxy circular | Bell Canada Enterprises	21

TSX guideline

Aligned

Our Corporate Governance Practices

12.

The audit committee should be composed only of non-management directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal controls. While it is management’s responsibility to design and implement an effective system of internal controls, it is the audit committee’s responsibility to ensure that management has done so.

The audit committee is composed only of unrelated and independent directors. Its roles and responsibilities are set out in its written charter. The purpose of the audit committee is to assist the board in overseeing:

  the integrity of the financial statements and related information
  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of the internal and external auditors
  management’s responsibility for reporting on internal controls.

NYSE rules and Canadian rules
 The NYSE rules and the Canadian rules require that:

  audit committees must have a minimum of three directors
  each member of the audit committee has no relationship that may affect his or her independence from management and the company each member of the audit committee should be knowledgeable about financial matters.

In addition, the NYSE rules require that at least one member of the audit committee has accounting or related financial management expertise.

The audit committee and its members voluntarily meet all of these requirements.

Related SEC rules
 The related SEC rules require disclosure as to whether or not, and if not the reasons why, the audit committee is comprised of at least one member who is a financial “expert” as defined in such related SEC rules.

The board has determined that the audit committee is composed of at least one financial expert, its Chairman, Mr. T.C. O’Neill.

Sarbanes-Oxley Act, related SEC rules and Canadian rules
 The Sarbanes-Oxley Act, the related SEC rules and the Canadian rules address the engagement of auditors as well as a pre-approval process for all non-audit services.

The auditor independence policy and the audit committee’s written charter govern all aspects of BCE’s relationship with the external auditors. The audit committee is responsible for setting the policy, approving recommendations for changes and making sure that management complies with it.

The auditor independence policy includes a process for:

  determining whether various audit and other services provided by the external auditors affect their independence identifying the services that external auditors may and may not provide (such as prohibited vs permitted services)
  pre-approving all services to be provided by the external auditors establishing guidelines for engaging former employees of the external auditors.

Please see Audit committee report for more information.

22	Management proxy circular | Bell Canada Enterprises

TSX guideline

Aligned

Our Corporate Governance Practices

13.

The board should implement a system to enable an individual director to engage an outside advisor, at our expense, in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The board and each committee may hire outside advisors at our expense. Individual directors may also hire outside advisors if it is appropriate and the CGC approves it.

Management proxy circular | Bell Canada Enterprises	23

Management resources and compensation committee report

The purpose of the MRCC is set forth in its written charter. This charter was amended in early 2004 in order, among other things, to document certain of our practices that are now reflected in new and proposed U.S. and Canadian corporate governance initiatives. The complete MRCC charter is available in the Governance section of our website at www.bce.ca.

Under its charter, the MRCC assists the board in the oversight of the:

  compensation
  nomination
  evaluation
  succession
  of officers and other management personnel.

     The MRCC also assists the board in the oversight of BCE’s health and safety policies and procedures.
      The first part of this report tells you how the MRCC is managed and how it makes sure that BCE’s management resources strategies, in general, and executive compensation, in particular, are consistent with its business plan.
      The second part of this report tells you how non-management directors and certain executive officers are compensated.

About the management resources and compensation committee

The MRCC consists of six unrelated and independent directors: Mr. P.M. Tellier (Chairman), Mr. R.A. Brenneman, Mr. A.S. Fell, Mr. B.M. Levitt, Mr. J.H. McArthur and Mr. V.L. Young. The MRCC communicates regularly and directly with BCE’s officers. The MRCC met six times in 2003, including without management as appropriate.
      The MRCC reviewed and reported or made recommendations to the board on the following items in 2003 and up to the date of this circular:

  the appointment or resignation of officers and the terms of these changes to ensure that they are appropriate in relation to both external and internal benchmarks its review with the President and Chief Executive Officer of major organizational changes its review of the President and Chief Executive Officer’s performance and the terms of his compensation its review with the President and Chief Executive Officer of the performance of the other officers and the terms of their compensation its review with the President and Chief Executive Officer of the BCE group’s management resources for succession planning the administration of benefit plans, including grants under stock option plans and a review of the share ownership requirements for executives its review of BCE’s executive compensation policy, which is described under Executive officers’ compensation its review of this report on the compensation of directors and executive officers.

     In addition, the MRCC made a thorough review of the appropriateness of BCE’s executive compensation policy which resulted in a series of changes, as of 2004, as further detailed in this report under Executive officers’ compensation – Change in compensation strategy for 2004 and in the future.
      The MRCC also carries out an annual evaluation of its performance with the CGC, including the review of the adequacy of its charter. The MRCC reports regularly to the board on its activities.

Directors’ compensation

The directors’ compensation program is designed to attract and retain the most qualified people to serve on the board and its committees and to align the interests of directors with those of BCE’s shareholders. BCE’s objective is to provide adequate compensation in light of the risks and responsibilities of being an effective director. The board sets the compensation of non-management directors based on the CGC’s recommendations. Any director who is also an employee of BCE or any of its subsidiaries does not receive any compensation as a director.
      As a result of a comprehensive review of the compensation of non-management directors that was conducted in 2002, the following key changes, which were disclosed in last year’s management proxy circular, took effect on January 1, 2003:

  increasing the cash compensation of non-management directors to reflect their increased roles and responsibilities resulting from the new governance standards under the Sarbanes-Oxley Act and related SEC rules replacing retainers and attendance fees with an all-inclusive flat fee to compensate the non-management directors for all their services as directors of BCE and of its subsidiaries whose common shares are not publicly traded, including for attending board and committee meetings paying non-management directors who live outside of Canada and are elected or appointed after January 1, 2003 the same compensation in Canadian dollars as non-management directors who live in Canada increasing the minimum share ownership requirement. Please see Minimum share ownership requirement for details.
  paying non-management directors in share units under the share unit plan until the new minimum share ownership requirement is reached. Please see Directors’ share unit plan for details.
  cancelling the non-management directors’ stock option program and all outstanding options under the program, effective November 2002.

24	Management proxy circular | Bell Canada Enterprises

Cash compensation

Effective January 1, 2003, the retainers and attendance fees were replaced with a flat fee. The table below shows the annual fee for each position. The fees are paid quarterly.

Position	Annual fee

Non-management directors who live in Canada and future directors who live outside of Canada	$150,000

Two non-management directors who live outside of Canada and who were members of the board when new compensation arrangements were approved in November 2002 (Mr. J.H. McArthur and Mr. R.C. Pozen)	US$150,000

Chairman of the board, who also currently serves as Chairman of the board of Bell Canada with no additional compensation [1]	$300,000

Chairman of the audit committee, who also currently serves as Chairman of Bell Canada’s audit committee with no additional compensation	$225,000

1	Mr. Currie also held 15,000 phantom stock options (5,000 of which he received in April 2000 and the balance in February 2001) to recognize his role at that time as lead director. However, on March 8, 2004, Mr. Currie renounced his right to receive the resulting payment under such phantom stock options which he could otherwise be entitled to in the future.

Directors’ share unit plan

The Share unit plan for non-employee directors (1997) is designed to more closely link the interests of the non-management directors to those of BCE’s shareholders.
      Each non-management director receives his or her compensation in the form of share units, each one being equal in value to one BCE common share, until the minimum share ownership requirement is reached. Once the director reaches this requirement, he or she can choose how much, if any, of his or her compensation will be paid in share units.
      Each director has an account where share units are credited and held until the director leaves the board. The number of share units credited to each director’s account is calculated by dividing the amount of the payment by the BCE common share price on the day the credit is made.
      Holders of share units are credited additional units that are equal to the dividends on BCE’s common shares. Additional share units are credited to each non-management director’s account on each dividend payment date. The number of share units is calculated using the same rate as the dividends paid on BCE common shares.
      When a director retires from the board, BCE will buy the same number of BCE common shares on the open market as the number of share units the director holds in the plan, after deducting the appropriate tax. These shares are then delivered to the former director.

Compensation of directors of subsidiary boards

BCE’s non-management directors are also directors of some of its subsidiaries. The flat fee discussed above (see Cash compensation) also compensates non-management directors for their services as directors of subsidiaries whose common shares are not publicly traded, such as Bell Canada. As a result, only those directors who sit on boards of subsidiaries whose common shares are publicly traded (public subsidiaries) receive additional compensation.
      During all or part of 2003, the non-management directors who acted as directors of BCE’s public subsidiaries were: Mr. J.H. McArthur, who was a director of BCE Emergis and some of its subsidiaries, Mrs. D. Soble Kaufman, who was a director of BCI until May 1, 2003, and Mr. V.L. Young, who was a director of Aliant and some of its subsidiaries.
      These directors received regular director fees from these subsidiaries according to their rates for non-management directors. The table below shows the compensation these subsidiaries paid to these directors in 2003.

	Aliant	BCI [1]	BCE Emergis

Annual retainer [2]
board	$35,000	US$20,000	$20,000
committees	$3,000	–	$1,000
committee chair	$15,000	US$1,000	$4,000
Attendance fees
board	$1,500	US$750	$1,000
committees	$1,500	US$500	$1,000	[3]

1	Compensation arrangement prior to July 1, 2003.
2	All or part of the annual retainer and fees may be paid in share units under share unit plans of Aliant, BCI and BCE Emergis or under BCE’s share unit plan if the subsidiary is eligible to participate in it. Please see Directors’ share unit plan for details about BCE’s plan.
3	The fee for attending an audit or an ad-hoc committee meeting of BCE Emergis is $1,500.

Minimum share ownership requirement

Starting in 2003, non-management directors must own at least 10,000 BCE common shares or share units. They must meet this requirement within five years of their election to the board or November 26, 2002 (when this requirement was adopted), whichever is later. The previous requirement was 3,000 common shares or share units within three years of their election to the board.
      The board believes that the higher share ownership requirement further links the interests of the non-management directors to those of the shareholders.

Management proxy circular | Bell Canada Enterprises	25

Executive officers’ compensation

The executive compensation policy is designed to attract, motivate and retain the executive officers needed to achieve and surpass BCE’s corporate objectives and to build an industry-leading company in terms of operational performance and creation of value for the shareholders.
      BCE’s compensation philosophy is to offer total compensation which is competitive in the marketplace. To complement this market positioning, BCE also ensures (for internal equity) that the compensation of each position fairly reflects the responsibilities of that position relative to other positions at BCE.
      A substantial portion of each executive officer’s cash compensation each year depends on meeting annual corporate performance objectives. In addition, BCE has in place long-term incentive programs. These are mainly stock options that are designed to:

  compensate and retain executive officers
  link the executive officers’ interests to those of the shareholders encourage executive officers to pursue value-creating opportunities for BCE by allowing them to participate in the appreciation in share value.

     The MRCC periodically reviews BCE’s executive compensation policy to make sure that it continues to meet its objectives. This review also includes a specific review of the compensation of the President and Chief Executive Officer and of the executive officers. In this document, executive officers whose compensation is disclosed in the Summary compensation table are referred to as the “named executive officers”.
      In 2003, in light of the evolving internal and external environments, the MRCC conducted a comprehensive review of BCE’s executive compensation policy. Following this review, changes to the compensation policy were recommended by the MRCC and approved by the board in November 2003. The changes to the compensation policy are discussed in more detail under Change in compensation strategy for 2004 and in the future.

Total compensation

In 2003, total compensation consisted of:

  base salary
  annual short-term incentive awards
  long-term incentives
  benefits and perquisites, including pension benefits, described under Other compensation information.

     For 2003 and consistent with past practices, total compensation was positioned at the median of what is paid by the group of companies with which BCE compares itself (comparator group). Paying at the median of the comparator group means that 50% of the companies in the comparator group pay more than BCE and 50% pay less for similar positions.
      In 2003, as part of its periodic reviews of the comparator group, the MRCC decided to expand the group from 22 to 43 publicly traded Canadian and U.S. companies. The 2003 comparator group includes 23 Canadian companies and 20 U.S. companies. The Canadian and the U.S. companies were selected based on one or more of the following criteria: telecommunications/high technology, strategic use of technology, most admired companies and revenues. This larger group of companies is more representative of BCE’s current environment and will therefore provide a better basis for comparisons to the market.
      Total compensation that the executive officers received was between the median and the 75th percentile of what the comparator group offered for similar positions, based on each individual’s contribution to BCE’s performance and how successful BCE was in achieving its strategic business objectives and financial targets. Consistent with past practices, the 75th percentile was reserved for those few individuals who contributed in an outstanding fashion. The 75th percentile means that 25% of the comparator group pay more than BCE and 75% of the comparator group pay less. The MRCC did not assign weightings to any elements of the total compensation.
      Please see Other compensation information – Executive compensation table for total compensation paid to the named executive officers over the past three years.

Base salary
 The MRCC determines the base salary of each executive officer within a salary range to reflect individual performance and responsibilities related to the position. The mid-point of the salary range corresponds to the median of the comparator group for similar positions. The minimum for the salary range is 20% below the mid-point and the maximum is 20% above.

Annual short-term incentive awards
 The short-term incentive program is designed to support the achievement of corporate objectives and reward executives officers based on BCE’s success. Financial targets account for 70% of the corporate performance factor while the remaining portion is based on the achievement of strategic business objectives. The board sets these objectives in the corporate mandate at the beginning of each year. Please see Statement of corporate governance practices – How we are meeting the TSX guidelines – guidelines 1(a) and 1(c) for more information. The MRCC determines the annual short-term incentive awards by considering both the corporate performance and the executive officer’s contributions.
      For the year 2003, BCE’s financial targets were set with respect to net earnings applicable to common shares (EPS), revenue growth, EBITDA 1 growth, capital intensity (% of revenues), free cash flow 2 and ROIC 3. Each of these components has a weight of 10% except the EPS which is at 20%. Strategic business objectives which account for the remaining 30% of the corporate performance factor might include, for example, a specific corporate objective with respect to a particular subsidiary, the development of new businesses, higher penetration of products and services, the improvement of management development or the strengthening of certain relationships. Further to the implementation of a new structure at Bell Canada in June 2003 and in recognition of the increased focus of BCE’s executive officers on Bell Canada, BCE’s core asset, the MRCC and the board decided to adjust BCE’s corporate performance factor based on Bell Canada results. In 2003, Bell

1	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans credit (cost) and restructuring and other charges. EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income.
2	The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flow is calculated as cash from operating activities after total dividends, capital expenditures and other investing activities. The most comparable Canadian GAAP financial measure is cash from operating activities.
3	The return on invested capital (ROIC) is defined as the latest twelve month’s net earnings divided by the most recent quarter invested capital (long-term debt plus common and preferred stock equity).

26	Management proxy circular | Bell Canada Enterprises

Canada’s performance was evaluated based on NIAC1 (45%), revenue (25%) and customer satisfaction (30%), which resulted in a Bell Canada corporate performance factor of 50%. Consequently, a corporate performance factor of 50% instead of 65% was used to determine the annual short-term incentive awards of BCE’s executive officers.
      The individual’s contribution is evaluated based on criteria that affect corporate performance such as creativity and initiative in addressing business issues, succession planning and management development. The individual performance factor may vary between 0 and 200%.
      Each year, the MRCC sets target values for the awards. In 2003 the target awards ranged from 30% of base salary for the lowest eligible officer’s position to 125% of base salary for the President and Chief Executive Officer. The minimum target for the named executive officers was 75% of base salary.
      On the basis of the above factors, the MRCC determines the size of the annual short-term incentive awards. More specifically, awards are computed based on the product of the target award, the corporate performance factor and the individual performance factor. The maximum payout is two times the target award.
      In most cases, awards granted for a year are paid at the beginning of the following year.
      Executive officers who are eligible to participate in the BCE share unit plan for senior executives and other key employees (1997) (deferred share unit plan) and in the Employees’ profit sharing plan can elect to have up to 100% of their annual short-term incentive award paid in deferred share units (DSUs) or contributed to the Employees’ profit sharing plan. They must decide how they wish to receive their award by the end of the year in which the award is earned. Please see Deferred share unit plan for more information. Contribution to the Employees’ profit sharing plan permits tax on the incentive award to be paid by the time of the required filing date of the income tax return for the year of contribution.
      Election to receive the award in the form of DSUs can be used as a means to achieve mandatory share ownership levels as described under Share ownership requirements.

Two-year Bell Canada capital efficiency incentive plan
 Bell Canada had a special incentive plan in place for 2002 and 2003. The plan was designed to reward executive officers for reducing Bell Canada’s capital intensity ratio, which is defined as capital expenditures divided by revenues. Bell Canada’s board approved the capital intensity targets in November 2001. Because the BCE group of companies and the telecommunications industry have changed their focus from measuring performance based on capital intensity to free cash flow, the targets for 2003 were changed to free cash flow in early 2003.
      The payments are calculated using the short-term incentive target award in effect as of December 31, 2003. The maximum payment for each executive officer for 2002 is 50% of the target award under the short-term incentive plan. The maximum payment for 2003 is 65% of that target award. The total combined maximum payment is 115% of the target award.
      The capital intensity target for 2002 and the free cash flow target for 2003 were both met and related payments were made in the first quarter of 2004 to eligible executive officers who maintained satisfactory individual performance until payment. Payments were made in cash, in DSUs or contributed to the Employees’ profit sharing plan.
      Except for Mr. Anderson, all of the named executive officers were eligible to such incentive. Mr. Blouin became eligible for such incentive for 2003 upon his transfer to Bell Canada.
      The amounts payable under the Two-year Bell Canada capital efficiency incentive plan for each named executive officer are shown under Long-term incentive (LTIP) payouts in the Summary compensation table.

Long-term incentives

In light of BCE’s internal and external environments and to create an even stronger link between executive compensation and BCE’s mid-term and long-term operational and financial success, the board has approved, for 2004 and onward, a significant shift in BCE’s long-term compensation strategy which includes the introduction of a mid-term incentive and a reduction in the use of stock options. These are discussed under Change in compensation strategy for 2004 and in the future.

Stock Options
 The MRCC may grant BCE’s executive officers and other key employees, and those of certain of BCE’s subsidiaries, options to buy BCE common shares under the stock option plans. The number of outstanding options is not taken into account when determining if and how many options will be awarded.
      Multiples of the base salary are used as a basis to grant stock options. The multiples vary depending on the position and are designed to bring total compensation, depending on individual performance, to between the 50th and 75th percentile of what is paid by the comparator group for similar positions. The 75th percentile is reserved for those few individuals who have contributed in an outstanding fashion. The option multiples used in 2003 were reduced by an average of 20% from the 2002 levels in order to reflect the downward trend in the size of stock option grants.
      The number of options granted is calculated by dividing the value of the grant by the subscription price i.e., the market value of BCE common shares on the day before the grant is effective. The MRCC may approve special grants of stock options to recognize singular achievements or, exceptionally, to retain or motivate executive officers and key employees.
      The price at which a common share may be purchased when the option is being exercised is called the exercise price. The exercise price is at least equal to the subscription price, except under certain circumstances. For example, the MRCC may set a higher exercise price when it grants the option. Or it may set a lower exercise price to maintain the economic position of the option holder. This may take place when an option to acquire shares of one of BCE’s subsidiaries or of a company that BCE is acquiring is converted into an option to acquire BCE common shares. The lower price would be subject to any required approval of the stock exchanges on which BCE common shares are listed.
      The term of an option is normally 10 years from the day it is granted, unless the option holder retires, leaves the BCE group of companies, dies, or the company he or she works for is no longer part of the BCE group of companies. In these cases, the term may be reduced in accordance with the stock option plan under which it was granted or in accordance with decisions made by the MRCC.
      The right to exercise an option normally accrues or “vests” by 25% a year for four years from the day of grant, unless there is a change of control of BCE or of a designated subsidiary or the MRCC sets different terms. Please see Change of control for details.

1	NIAC (Net Income Applicable to Common Shares) is based on net revenues earned, minus the cost of conducting business. NIAC represents a good estimate of funds generated from operations available to holders of common shares. Such funds can either be distributed as dividends, or kept for reinvestment in the company.

Management proxy circular | Bell Canada Enterprises	27

     Option holders will lose all of their unexercised options granted after 2001 if they engage in prohibited behavior after they leave the BCE group of companies. These include using BCE’s confidential information for the benefit of another employer. In addition, the option holder must reimburse BCE the after-tax profit realized on exercising any options during the twelve-month period preceding the date on which the unfair employment practice began.
      Prior to November 1999, some options were granted with related rights to special compensation payments (SCPs). SCPs are cash payments representing the excess of the market value of the shares on the day of exercise of the related options over the subscription price of the options. SCPs, if any, are attached to options and are triggered when the options are exercised.
      Effective January 1, 2003, BCE adopted the fair value method of accounting for stock option compensation on a prospective basis.

Change of control
 Special vesting provisions in the event of a change of control were introduced in 1999.
      A change of control of BCE occurs when:

  another party acquires 50% or more of the outstanding securities of a class of voting or equity securities of BCE the composition of a majority of the BCE board changes for a reason such as a dissident proxy solicitation
  BCE’s shareholders approve plans or agreements for disposing of all or substantially all of BCE’s assets, liquidating or dissolving BCE, or in certain cases, merging, consolidating or amalgamating BCE, or the MRCC determines that an event is a change of control.

     If there is a change of control of BCE and the option holder’s employment is terminated within 18 months of the change of control for a reason other than for cause or if the option holder terminates his employment for good reason, his or her unvested options will become exercisable for a period of 90 days from the date of termination, or for a longer period if the MRCC allows it.

Change of control or partial change of control of Bell Canada or a designated entity
 Unvested options of an option holder who is employed in one of BCE’s business units, such as Bell Canada or another subsidiary that the MRCC identifies as a “designated business unit”, will become exercisable if:

  BCE’s interest in the business unit or subsidiary falls below 50% but remains at least 20%, and the option holder’s employment is terminated within 18 months of the reduction for a reason other than for cause or if the option holder terminates employment for good reason.

     The option holder has up to 90 days from that day, or longer, if the MRCC allows it, to exercise the options.
      If BCE’s interest in a designated business unit falls below 20%, option holders who are employed in that business unit may exercise all of their unvested options effective upon the earlier of:

  one year following the reduction in the interest, or
  the day the option holder was terminated.

     The option holder has up to 90 days from that day, or longer, if the MRCC allows it, to exercise the options.

Stock options for executive officers of BCE subsidiaries
 The number of options granted to Bell Canada’s executive officers in 2003 was based on the economic profit target of 2002. As the 2002 target was exceeded, their stock option grant was increased by 10% which means that they received 110% of their normal grant in February 2003. If 90% to 100% of the target had been achieved, 100% of the grant would have been awarded. If less than 90% of the target had been achieved, executive officers would have received only 50% of their grant.
      In 2003, the economic profit target was replaced by the return on equity (ROE)1 target and therefore 100% of the grant was taken into consideration when establishing the 2004 grants under the new executive compensation policy. Please see Change in compensation strategy for 2004 and in the future for details.
      The share option plan of BCE Emergis is almost the same as BCE’s stock option plans, except that the term of the options is six years and options vest by 25% after two years, 75% after three years and 100% after four years. As Chief Executive Officer of BCE Emergis until May 13, 2003, Mr. Blouin participated in the BCE Emergis share option plan.
      You will find more information about options granted and exercised under these programs in the tables under Other compensation information –Stock options.

Deferred share unit plan
 The deferred share unit plan is designed to more closely link the interests of the executive officers to those of the shareholders. DSUs may be awarded to certain executive officers and other key employees and those of certain subsidiaries.
      DSUs have the same value as BCE common shares. The number and terms of outstanding DSUs are not taken into account when determining if and how many DSUs will be awarded. There is no vesting period for DSUs.
      DSUs receive payments that are equivalent to the dividends on BCE common shares. Additional DSUs are credited on each dividend payment date and are equivalent in value to the dividend paid.
      Eligible executive officers can choose to have up to 100% of their annual short-term incentive award and capital efficiency incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award is approved by the board. These DSUs count towards the minimum share ownership requirements, which are described under Share ownership requirements.
      The MRCC may also grant special awards of DSUs to recognize outstanding achievements or for attaining certain corporate objectives.
      Holders of DSUs may not sell their units while they are employed by a company of the BCE group. Once they leave the BCE group, BCE will buy the same number of BCE common shares on the open market as the number of DSUs a participant holds in the plan, after deductions for applicable taxes. These shares are then delivered to the former employee.

1	ROE (return on common shareholders’ equity) is calculated as net earnings applicable to common shares as a percentage of average common shareholders’ equity.

28	Management proxy circular | Bell Canada Enterprises

Share ownership requirements

BCE believes in substantial share ownership and is providing compensation programs designed to encourage executive officers to own shares of BCE through common shares or DSUs. A minimum share ownership level has been set for each position, based on a percentage of annual base salary:

  President and Chief Executive Officer – 500%
  Group Presidents and heads of major lines of business – 300%
  other officers – 200%.

     These officers must meet their target within five years with the objective that 50% of their target will be reached within 3 years. The 5-year target must be reached by April 2006, or within 5 years from their date of hire or promotion, if such event occurred after April 1, 2001.
      Share ownership requirements also apply to all Vice-Presidents with a target of 100% of annual base salary.
      Shares or DSUs received through the following programs can be used to reach the minimum share ownership level:

  deferred share unit plan, which is described under Deferred share unit plan employees’ savings plan, which is described in Other compensation information – Executive compensation table, footnote (6)
  shares acquired and held by exercising stock options granted under BCE’s stock option plans, which are described under Long-term incentives.

     As part of the new compensation policy for 2004 and beyond, concrete measures will be taken to ensure that share ownership requirements are met.

Chief Executive Officer’s compensation

When he was appointed President and Chief Executive Officer in 2002, Mr. Sabia asked that his current and future base salary and incentive compensation be adjusted to place more weight on variable (at risk) compensation. As a result, the MRCC reduced the mid-point of the salary range for the Chief Executive Officer from the median of the comparator group to 90% of that value. At the same time, the MRCC increased the target value of the annual short-term incentive from 100% to 125% of base salary to preserve the alignment of the total cash compensation.
      The MRCC agreed, at Mr. Sabia’s request, to keep Mr. Sabia’s annual salary at its current level of $1,000,000 for the year 2003. His current salary corresponds to the minimum of the salary range for the President and Chief Executive Officer position.
      The MRCC evaluates at the beginning of each year the performance of the CEO based on his contribution to the:

  financial performance of BCE compared to financial targets set at the beginning of the year progress of BCE in reaching its strategic objectives
  development of the executive team and succession planning
  maintenance of BCE’s leadership in the telecommunications industry.

     The assessment of Mr. Sabia’s performance by the MRCC has translated into an individual contribution factor of 200%, which corresponds to the maximum individual factor. The performance assessment included the following achievements:

  Bell Canada was restructured along customer segment lines and consolidated Network and Customer operations business units into one comprehensive operations group within a short timeframe and with little disruption to ongoing operations actions were launched in all key areas of the company to simplify internal processes and provision of services to customers partnerships were initiated with software, services and technology providers to enable Bell Canada to move quickly toward the Internet Protocol (IP) technology substantial improvement was made in operating profitability.

     Using the same short-term incentive formula as described under Annual short-term incentive awards and based upon a corporate performance factor of 50%, Mr. Sabia’s 2003 short-term incentive award was established at $1,250,000. Mr. Sabia chose to receive his entire award in DSUs, therefore no short-term incentive award was paid to him in cash for 2003.
      Mr. Sabia would have been entitled to receive $1,437,500 under the Two-year capital efficiency incentive plan. He has declined payment. In his capacity as CEO, Mr. Sabia believes that he should receive no incremental compensation for the achievement of this corporate objective.
      As President and Chief Executive Officer, Mr. Sabia received an annual grant of 525,000 options in February 2003.
      The MRCC did not make any changes to Mr. Sabia’s pension arrangements in 2003.

Compensation policy of subsidiaries

Bell Canada’s and BCE Emergis’ compensation policies are similar to BCE’s. Payments under their short-term incentive plans depend on achieving their respective corporate objectives, which are set out at the beginning of each year.
      The board approved the recommendations of Bell Canada for grants of BCE options to Mr. Blouin, Mr. Wetmore, Mr. Roman and Mr. Sheridan in 2003. Grants of options to Mr. Blouin while he was employed by BCE Emergis were made under the BCE Emergis share option plan, according to BCE Emergis’ compensation policy.

Change in compensation strategy for 2004 and in the future

BCE and its core asset, Bell Canada, are dealing proactively to the changing competitive landscape and customer needs. During the last year, the structure and business strategy have been realigned to deliver on these business realities. BCE and Bell Canada have worked to simplify both the customer experience and the internal operations. As well, the type of leadership considered essential for success now and into the future was redefined.
      In light of these important changes, starting in 2004, the executive compensation policy has been redesigned to ensure close alignment and support with the company’s new direction and strategic objectives. The committee has been closely involved in developing the overall design. The design delivers clear direction as to what is important to BCE executives and Bell Canada executives and what behaviors and types of results will be rewarded. Fundamentally, the new executive compensation policy is designed to drive a shift

Management proxy circular | Bell Canada Enterprises	29

in culture toward greater individual accountability and higher levels of performance.
      The underlying philosophy is to remain conservative with regards to fixed compensation (such as base salary) while placing more emphasis on variable (at risk) compensation, through the use of three different compensation vehicles, short-term, mid-term and long-term incentive plans. Each of these variable compensation vehicles contains specific performance targets which must be met in order to trigger any payments. These targets are not achievable by incremental change alone, in some cases they will require a complete process redesign.
     The key components of this policy are:

  increase total compensation from the median (50th percentile), where it is today, to the 60th percentile of a specific comparator group of companies. This will provide BCE and Bell Canada with the ability to attract and retain the type of executives needed to deliver at required performance levels.
  elements within the total compensation policy at the 60th percentile
–	maintain base salaries at the median (50th percentile), their current level
–	increase the short-term annual incentive target awards from the median to the 75th percentile of the comparator group for similar positions. This will further reinforce the importance of meeting the annual financial drivers and the fashion in which they are delivered.
–	transfer approximately 50% of the value of the long-term incentive plan, where stock options are granted, into a new mid-term plan under which Restricted Share Units (RSU) are used as the vehicle:
	•	dependent on their level, each executive is granted a specific number of RSUs for a two-year period. The RSUs will either vest or be forfeited two years from the grant date.
	•	vesting is conditional on achieving specific operational targets by the end of a two-year performance period. These targets are directly aligned to achieving the company’s strategic goals for each of the core business units of Bell Canada.
	•	at the end of the performance period, subject to compliance with individual share ownership requirements, vested RSUs will be paid in BCE common shares or in cash.
–	reduce the value of stock options granted in the long-term incentive plan by approximately 50% and changing the key design features:
	•	vesting is subject to a combination of time and performance. The performance metric is based on meeting or exceeding the median total shareholder return of a group of North American telecommunications companies. 50% of the stock options will vest after two years and 100% after three years, subject to achieving the performance metric.
	•	option period reduced from ten to six years
	•	number of stock options granted cover a three-year period (front-loaded).

Conclusion

In the MRCC’s view, the total compensation of the named executive officers for 2003 was appropriate and competitive in the marketplace. The MRCC believes that it was also consistent with the compensation policy of linking a large part of executive officers’ compensation to the achievement of corporate performance objectives and the creation of shareholder value.
      The MRCC believes that the compensation must reflect corporate performance. As such, the annual short-term incentive award of the named executive officers was based on a corporate performance factor of 50% as the corporate objectives were not fully achieved.
      Overall, the MRCC is confident that this approach to compensation has allowed BCE to attract, motivate and retain executive officers, while aligning their interests with those of its shareholders. The new compensation strategy implemented in 2004 will help further support the company’s goal to become the best telecommunications company in North America.

Report presented March 10, 2004 by:

P.M. Tellier, Chairman
R.A. Brenneman
A.S. Fell
B.M. Levitt
J.H. McArthur
V.L. Young

30	Management proxy circular | Bell Canada Enterprises

Other compensation information

This section outlines how the named executive officers are compensated, their pension arrangements, and termination and other employment arrangements.

Executive compensation table

The table below shows the President and Chief Executive Officer and the four most highly compensated named executive officers’ salary and other compensation for the financial years ended December 31, 2003, 2002 and 2001. The table also includes disclosure of the compensation paid to Mr. Sheridan who ceased to be an executive officer during the year.

Summary compensation table

			Annual compensation			Long-term compensation

					Securities under options or (SARs) granted	Restricted shares or restricted share units	Long-term incentive (LTIP) payouts

				Other annual compensation				All other compensation
Name and principal position	Year	Salary	Bonus
		($)	($)	($)	(#)	(#)	($)	($)
(1)				(2)	(3)	(4)	(5)	(6)

Michael J. Sabia President and Chief Executive Officer, BCE Chief Executive Officer, Bell Canada	2003	1,000,000	–	12,788	525,000	41,918 share units based on $1,250,000	–	29,574

	2002	931,667	–	9,177	360,000	23,222 share units based on $650,000	–	27,542

	2001	690,000	–	51,926	50,000	21,556 share units based on $720,000	–	19,136

William D. Anderson President, BCE Ventures	2003	545,000	408,800	–	136,299	–	–	14,104

	2002	530,000	267,120	–	150,000	–	–	13,733

	2001	490,000	264,600	578,278	131,000	–	–	12,851

Pierre J. Blouin Group President, Consumer Markets Bell Canada	2003	585,134	177,200	131,651	120,000	19,032 share units based on $552,960	215,040	19,601
					40,000
					(BCE Emergis)

	2002	483,805	155,320	22,684	130,000	449 share units based on $12,580	–	105,096
					230,000
					(BCE Emergis)

	2001	355,000	349,600	37,800	105,634	910 share units based on $30,400	–	9,282

Stephen G. Wetmore Group President, National Markets Bell Canada	2003	614,167	231,400	–	181,860	–	494,800	497,511

	2002	591,731	146,700	61,154	395,000	–	–	652,147
					60,832
					(Aliant)

	2001	524,865	256,861	1,119,151	72,164	–	–	–
					(Aliant)

Eugene Roman Group President, Systems and Technology Bell Canada	2003	500,000	144,400	–	150,322	12,798 share units based on $381,650	237,250	15,558

	2002	375,043	133,900	–	75,329	–	–	9,600

	2001	290,000	209,200	–	61,254	–	–	7,586

John W. Sheridan Group President, Business Markets Bell Canada (up to November 28, 2003)	2003	710,000	292,000	330,338	275,884	–	1,244,422	4,145,509

	2002	711,398	305,620	90,071	530,000	–	–	93,249

	2001	600,000	720,000	259,928	200,000	–	–	90,701

Management proxy circular | Bell Canada Enterprises	31

(1)	Mr. Sabia was appointed Executive Vice-President of BCE and Vice-Chairman of Bell Canada on July 3, 2000. On December 1, 2000, he was appointed President of BCE while maintaining his responsibilities at Bell Canada. On March 1, 2002, he became President and Chief Operating Officer of BCE and Chief Operating Officer of Bell Canada. He became President and Chief Executive Officer of BCE on April 24, 2002 and Chief Executive Officer of Bell Canada on May 2, 2002. The board determined his compensation for 2003 according to our compensation policies. We paid his total compensation, but charged 75% of it to Bell Canada for services he provided. The main terms of his employment are described under Pension arrangements and Termination and other employment arrangements. Before joining BCE, Mr. Sabia was Chief Executive Officer of BCI, with his compensation determined and paid by BCI.
Mr. Anderson was Chief Financial Officer of BCE until he was appointed President, BCE Ventures on January 15, 2001. In addition to his role at BCE Ventures, Mr. Anderson also served as Chief Executive Officer of BCI during all of 2003. His compensation for 2003 was paid by BCE according to our compensation policies. We paid his total compensation, but charged 100% of it to BCE Ventures. The main terms of his employment with us are described under Termination and other employment arrangements.
Mr. Blouin was President and Chief Executive Officer of Bell Mobility Inc., a subsidiary of Bell Canada, between January 27, 2000 and March 1, 2002. In addition to his role at Bell Mobility Inc., he was Executive Vice-President at BCE from March 1, 2002 until his appointment as Chief Executive Officer of BCE Emergis on May 13, 2002. On May 14, 2003, he was appointed Group President – Consumer Markets of Bell Canada. BCE Emergis paid his compensation until May 2003, according to its compensation policy. Bell Canada paid his compensation for the rest of the year, according to its compensation policy.
Mr. Wetmore was appointed Vice-Chairman, Corporate of Bell Canada on March 1, 2002 and also Executive Vice-President of BCE on May 2, 2002. On June 1, 2003, he was appointed Executive Vice-President of Bell Canada while maintaining his responsibilities at BCE. In addition to his role at BCE, he became Group-President – National Markets of Bell Canada on November 10, 2003. Prior to March 1, 2002, he was President and Chief Executive Officer of Aliant, a subsidiary of Bell Canada. His 2003 compensation was paid by Bell Canada according to its compensation policy. The main terms of his employment with Bell Canada are described under Pension arrangements and Termination and other employment arrangements.
Mr. Roman was Chief Information Officer of Bell Canada from October 12, 2000 to June 11, 2002, when he was appointed Chief Information and Technology Officer of Bell Canada. He became Group President – Systems and Technology of Bell Canada on June 1, 2003. His 2003 compensation was paid by Bell Canada according to its compensation policy.
Mr. Sheridan was President of Bell Canada from October 25, 2000 to May 2, 2002, when he was appointed President and Chief Operating Officer of Bell Canada. On June 1, 2003, he became Group President – Business Markets of Bell Canada until his departure on November 28, 2003. His 2003 compensation was paid by Bell Canada according to its compensation policy. The salary amount shown in this table represents the salary earned from January 1, 2003 until November 28, 2003. He would have earned a salary of $775,000 for the whole year. The main terms of his termination arrangements are described under Termination and other employment arrangements.
(2)	For Mr. Sabia, this includes in 2001 a cash payment of $41,667, according to his compensation arrangements with BCI.
For Mr. Anderson, this consists of a special compensation payment (SCP) of $578,278 triggered by the exercise of options in 2001. Please see Long-term incentives for details.
For Mr. Blouin, this includes in 2003 $10,962 paid by BCE Emergis in lieu of vacation. It also includes a special compensation payment (SCP) of $120,689 triggered by the exercise of options in 2003. Please see Long-term incentives for details. For 2002, this consists of $16,284 paid in lieu of vacation as well as lease payments of $6,400 for 2002 and $37,800 for 2001 on an apartment we leased for him when he worked in Toronto.
For Mr. Wetmore, this consists of $61,154 that Aliant paid in lieu of vacation in 2002. For 2001, it includes $1,119,151 from selling Aliant stock options to Aliant that he received from the conversion of a previous option grant awarded by NewTel Enterprises Limited (one of the companies that formed Aliant in May 1999), under his employment agreement with Aliant.
For Mr. Sheridan, this consists of gains from exercising SCPs, which were $330,338 in 2003, $90,071 in 2002 and $259,928 in 2001. Please see Long-term incentives for details.
No amount is included in this column for perquisites and other personal benefits where they amount to less than the $50,000 disclosure threshold provided for in applicable law.
(3)	These are options granted under BCE’s stock option plans. This also includes options from BCE Emergis for Mr. Blouin and from Aliant for Mr. Wetmore. Please see Long-term incentives and the tables under Stock options for details.
Mr. Blouin received in 2002 the following grants of stock options under the BCE Emergis share option plan:
  a hiring grant of 130,000 options
  an advance grant of 20,000 options, which represents the target portion of the 2003 annual stock option grant a special grant of 80,000 options as a retention incentive. These options will vest after three years from the date of grant.

In 2003, Mr. Blouin also received 40,000 options under the BCE Emergis share option plan.

When Mr. Blouin left BCE Emergis, the original expiry dates of all his BCE Emergis options were modified to May 14, 2006. Options continue to vest until such date as long as Mr. Blouin remains employed by Bell Canada, BCE or one of its subsidiaries.
In 2002, Mr. Wetmore received a hiring grant of 170,000 options and a special grant of 225,000 options. The special grant was to recognize a valuable contribution and important future challenges. These options vest at 20% a year for five years. Options were granted under Aliant’s stock option plan in 2001 and 2002. Aliant’s normal vesting schedule applies to all of his unvested Aliant options.
In 2002, Mr. Sheridan received a special grant of 300,000 options, in addition to an annual grant of 230,000 options. The special grant was to recognize a valuable contribution and important future challenges. These options vest at 20% a year for five years.
We do not grant freestanding stock appreciation rights (SARs) under our stock option plans.
(4)	DSUs have the same value as BCE common shares. The number of DSUs awarded was calculated using the closing price of BCE common shares on the TSX on the day before the award of DSUs was effective. The dollar amount included in this table is the pre-tax value of the DSUs on the day the award was effective. Additional DSUs are credited to each named executive officer’s account on each BCE common shares dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on our common shares. Please see Deferred share unit plan for details.

32	Management proxy circular | Bell Canada Enterprises

The table below shows the total number of DSUs that each named executive officer held and their value at December 31, 2003, based on BCE common share price of $28.90. The total number of DSUs shown excludes DSUs granted as payment of the 2003 annual short-term incentive award and the award payable under the two-year capital efficiency incentive plan.

	At December 31, 2003
	Total number of	Total value
Name	DSUs held	$

Mr. Sabia	74,913	2,164,995
Mr. Anderson	2,739	79,168
Mr. Blouin	11,645	336,557
Mr. Wetmore	–	–
Mr. Roman	–	–
Mr. Sheridan	–	–

Since December 31, 2003, Mr. Sabia received DSUs in February 2004 as payment of the 2003 annual short-term incentive award and DSUs paid as dividend on January 15, 2004, for a total number of DSUs currently held of 117,606, as shown on page 10.
(5)	For 2003, this includes amounts payable under the Two-year capital efficiency incentive plan of Bell Canada. Please see Two-year Bell Canada capital efficiency incentive plan for more details.
For Mr. Sabia, no amount is being reported in 2003 as he declined payment of $1,437,500 to which he would have been entitled under the Two-year capital efficiency incentive plan. Please see Chief Executive Officer’s compensation for details.
For Mr. Sheridan, it also includes the payment on December 1, 2003 of his 19,713 share units at a market value of $29 for a total pre-tax amount of $571,672. This amount represents his 2000 short-term incentive award paid in DSUs, plus accumulated dividends.
(6)	For all the named executive officers, this includes company contributions under the BCE employees’ savings plans. For Mr. Blouin, it also includes company contributions under the BCE Emergis employee share purchase plan for the years 2002 and 2003.
Under BCE’s plan, when our employees and Bell Canada’s employees, including executive officers use up to 6% of their base salary, short-term incentives awards and/or payment under the Two-year capital efficiency incentive plan to buy BCE common shares, BCE or Bell Canada contributes $1 for every $3 that the employee contributes. BCE Emergis’ plan is similar, but BCE Emergis contributes $1 for every $2 that the employee contributes.
This also includes payments for life insurance premiums for all of the named executive officers.
For Mr. Blouin, it also includes in 2002 a $35,000 relocation allowance and $55,556 paid in lieu of 2001 vacation.
For Mr. Wetmore, it also includes:
  $600,000 paid in 2002 and $350,608 paid in 2003 by Aliant as retention bonus awarded when Aliant was formed in May 1999
  $102,184 that Bell Canada paid in 2003 as a relocation allowance
  $22,218 that Aliant paid in 2002, which was the balance of a relocation allowance.

For Mr. Sheridan, it also includes:
  $4,095,000 that was partially paid in 2003 with the remaining to be paid in installments until November 2005 as per his termination agreement with Bell Canada. Please see Termination and other employment arrangements for details.
  $75,000 that Bell Canada paid in each of 2001 and 2002 to compensate for the difference in market prices relating to his move from Ottawa to Toronto.

Management proxy circular | Bell Canada Enterprises	33

Stock options
The table below shows grants of stock options made to each of the named executive officers under BCE’s stock option program or BCE Emergis’ share option plan for the financial year ended December 31, 2003.

Option/SAR grants during the most recently completed financial year

	Securities under options/SARs granted (#) (1) (2)		% of total options/ SARs granted to employees in financial year (2)		Exercise or base price ($/security) (3)	Market value of securities underlying options/SARs on the date of the grant ($/security) (3)	Expiration date

Name

Michael J. Sabia	525,000		8.7%		$27.99	$27.99	Feb. 25, 2013
William D. Anderson	136,299		2.3%		$27.99	$27.99	Feb. 25, 2013
Pierre J. Blouin	120,000		2.0%		$28.36	$28.36	May 13, 2013
Pierre J. Blouin (BCE Emergis)	40,000	(4)	5.8%	(5)	$7.65	$7.65	May 14, 2006
Stephen G. Wetmore	181,860		3.0%		$27.99	$27.99	Feb. 25, 2013
Eugene Roman	150,322		2.5%		$27.99	$27.99	Feb. 25, 2013
John W. Sheridan (6)	275,884		4.6%		$27.99	$27.99	March 28, 2007

(1)	Each option granted under one of these plans covers one common share of that company. No rights to SCPs were attached to options granted in 2003 under any of these plans.
(2)	These numbers relate only to stock options. No freestanding SARs are granted.
(3)	The exercise prices of the stock options in this table are equal to the closing prices of the common shares of BCE or BCE Emergis, as the case may be, on the TSX on the day before the grant was effective.
(4)	BCE Emergis granted these options to buy its common shares under its share option plan. Options vest at 25% after two years, 75% after three years and 100% after four years. When Mr. Blouin left BCE Emergis, the original expiry date of January 28, 2009 was modified to May 14, 2006. Options continue to vest until such date as long as Mr. Blouin remains employed by Bell Canada, BCE or one of its subsidiaries.
(5)	Calculated based on the total number of options granted in 2003 under the BCE Emergis share option plan.
(6)	The expiration date of these options has been modified as per his termination arrangements with Bell Canada. Please refer to Termination and other employment arrangements for the treatment of Mr. Sheridan’s stock options.

34	Management proxy circular | Bell Canada Enterprises

The table below is a summary of all of the stock options that each of the named executive officers exercised under BCE’s stock option plans, the BCI stock option program, the Aliant stock option plan and the BCE Emergis share option plan in the financial year ended December 31, 2003. It also shows the total value of their unexercised options at December 31, 2003.

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

		Securities acquired on exercise (#)	Aggregate value realized ($) (1)	Unexercised options/SARs at December 31, 2003 (#) (2)		Value of unexercised “in-the-money” options/ SARs at December 31, 2003 ($) (2) (3)

Name

				Exercisable	Unexercisable	Exercisable	Unexercisable

Michael J. Sabia	BCE	–	–	465,814	877,086	2,672,502	477,750
Michael J. Sabia	BCI (4)	–	–	750	–	–	–
William D. Anderson	BCE	–	–	229,742	401,572	222,412	776,236
Pierre J. Blouin	BCE	9,850	135,980	139,929	308,521	–	304,588
Pierre J. Blouin	BCE Emergis (5)	–	–	–	270,000	–	–
Stephen G. Wetmore	BCE	–	–	87,500	489,360	148,500	759,493
Stephen G. Wetmore	Aliant (6)	39,175	416,509	189,741	64,610	60,425	120,854
Eugene Roman	BCE	–	–	79,379	247,420	–	136,793
John W. Sheridan	BCE (7)	65,100	360,796	294,121	863,925	–	1,455,470

(1)	The total value realized is calculated using the closing price of a board lot of common shares of BCE, BCI, Aliant or BCE Emergis, whichever applies, on the TSX on the day the options were exercised less the exercise price. It does not include SCPs. These appear under “Other annual compensation” in the Summary compensation table. Please see Long-term incentives for more information.

(2)	These numbers relate only to stock options. No freestanding SARs are granted.
(3)	An option is “in-the-money” when it can be exercised at a profit. This happens when the market value of the shares is higher than the price at which they may be exercised. The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE, BCI, Aliant or BCE Emergis, whichever applies, on the TSX on December 31, 2003, less the exercise price of those options.

(4)	This reflects the 1-for-119.93284 consolidation of BCI shares on July 12, 2002.
(5)	BCE Emergis granted these options to buy its common shares under its share option plan. Options vest at 25% after two years, 75% after three years and 100% after four years, except for 80,000 options granted in 2002 which vest after three years from the date of grant. When Mr. Blouin left BCE Emergis, the original expiry dates of his options were modified to May 14, 2006. Options continue to vest until such date as long as Mr. Blouin remains employed by Bell Canada, BCE or one of its subsidiaries.

(6)	Aliant has a stock option plan that is almost the same as BCE’s, except that the options vest at 33 1/3% a year for three years from the day of the grant. As President and Chief Executive Officer, Mr. Wetmore participated in Aliant’s stock option plan until the end of February 2002 and still had outstanding options in that plan as of the end of 2003. Please note that the value of options disclosed last year was incorrect as it represented the market share price rather than the gain on the exercise of options. As well, the number of unexercisable options should have been 149,393 instead of 149,133.

(7)	Please refer to Termination and other employment arrangements for the treatment of Mr. Sheridan’s stock options.

Management proxy circular | Bell Canada Enterprises	35

Pension arrangements

All of the named executive officers participate in the BCE or Bell Canada non-contributory defined benefit pension plan. The BCE and Bell Canada plans are substantially similar. In addition, named executive officers enter into supplementary executive retirement agreements (SERPs).

SERPs

Named executive officers receive 1.5 year of pensionable service under SERPs for every year they serve as an officer of BCE, one of its subsidiaries or an associated company. Retirement eligibility is a function of the executive officer’s age and service. The board may credit additional years of service towards retirement eligibility, pension calculation or both, through a special arrangement.
     In general, a named executive officer will receive SERP benefits when he or she reaches:

  at least age 55, and the sum of age and service is at least 85 at least age 60, and the sum of age and service is at least 80 age 65 and has 15 years of service.

     Pensions are calculated based on pensionable service and pensionable earnings.
     Pensionable earnings include salary and short-term incentive awards, up to the target value, whether they are paid in cash or DSUs. The one-year average of the named executive officers best consecutive 36 months of pensionable earnings is used to calculate his or her pension. There is a maximum limit on the amount of annual short-term incentive awards that can be included.
     A named executive officer may receive up to 70% of his or her average pensionable earnings in a total pension benefit under the pension plan and SERP.
     Pensions are payable for life. Surviving spouses receive about 60% of the pension that was payable to the named executive officer.
     Named executive officers receive a retirement allowance equal to one year’s base salary when they retire. This is not included in their pensionable earnings.

Estimated annual pension benefits

The table below shows the estimated annual pension benefits for various categories of pensionable earnings and years of pensionable service that would be payable under the pension plans and SERPs, assuming that a named executive officer retired on December 31, 2003 at age 65.
     These benefits are not subject to any deductions for government benefits or other offset amounts. They are partly indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

Pensionable earnings ($)		Years of pensionable service
	20 years	30 years	40 years	50 years

500,000	164,400	242,200	314,600	350,000
700,000	232,400	342,400	444,800	490,000
900,000	300,400	442,600	575,000	630,000
1,300,000	436,400	643,000	835,400	910,000
1,700,000	572,400	843,400	1,095,800	1,190,000
2,100,000	708,400	1,043,800	1,356,200	1,470,000
2,500,000	844,400	1,244,200	1,616,600	1,750,000
2,900,000	980,400	1,444,600	1,877,000	2,030,000

Pension benefits for named executive officers

The amount of service for calculating total pension benefits at December 31, 2003 was 21.5 years for Mr. Sabia (age 50), 17.8 years for Mr. Anderson (age 54), 21.8 years for Mr. Blouin (age 45), 6.8 years for Mr.  Wetmore (age 51) and 24.3 years for Mr. Roman (age 46).
     Eligibility to SERP benefits for Mr. Anderson, Mr. Blouin, Mr. Wetmore and Mr. Roman occurs at age 55 and is at age 60 for Mr. Sabia.
     Mr. Sabia can retire at anytime from age 60 under his SERP. In 2002, he was credited with an additional 9 years of service, such being offset by a reduction in the range used to determine future grants of options, which provided for:

  a minimum replacement pension at age 55 that is equal to 40% of his pensionable earnings a replacement pension at age 65 that is equal to 70% of his pensionable earnings.

     If Mr. Sabia’s employment is terminated on or after age 55 but before age 60, his pension will be at least equal to 40% of his pensionable earnings. In this case, the calculation will be based on the one-year average of his best consecutive 60 months of pensionable earnings. If Mr. Sabia’s employment is terminated before age 55 for a reason other than for cause or a change of control, his pension from age 55 will be calculated as if he was age 55 when he left the company.
     Mr. Wetmore can retire at age 55 under his SERP. His pension will equal 25% of his average pensionable earnings if he retires at age 55, 40% at age 60 and 55% at age 65. This includes pension benefits he earned when he was employed at Aliant.
     Based on current compensation and service accrual to age 55, the estimated annual benefits payable at age 55 are as follows: Mr. Sabia, $561,985, Mr. Anderson, $180,601, Mr. Blouin, $348,622, Mr. Wetmore, $200,157 and Mr. Roman, $274,824.

36	Management proxy circular | Bell Canada Enterprises

Termination and other employment arrangements

An agreement with Mr. Sabia setting out the terms of his employment agreement was entered into effective April 24, 2002 with BCE. In addition to the total compensation elements and pension arrangements described above, the agreement provides for the following principal terms:

He will receive payments if:

  he is terminated without cause, including following a change of control, or he resigns for certain reasons, including if there is a major change in his responsibilities, such as being removed as a director of BCE (other than if required by law), a reduction in his total compensation, specific benefits or perquisites, or for any reason within one year of a change of control. The employment agreement defines a change of control primarily as another party acquiring at least 33 1/3% of BCE’s voting shares or at least 33 1/3% of its assets.

These payments include:

  base salary and annual short-term incentive award, prorated to the number of complete months expired immediately after such termination a lump-sum payment equal to his base salary plus the target value of the annual short-term incentive award for up to 36 months or the period between the day he is terminated and the day he is eligible to receive his pension at age 65, whichever is less. The current target for the annual short-term incentive award for the Chief Executive Officer is 125% of base salary any other benefits, such as pension, disability, insurance proceeds, stock options or other amounts that may be payable under any other plan or agreement if Mr. Sabia’s employment is terminated.

     The above payments are subject to Mr. Sabia’s compliance with the non-competition and non-solicitation provisions of his employment agreement.
     If there is a change of control, all of Mr. Sabia’s BCE stock options will vest, whether his employment is terminated or not.
     Mr. Sabia’s employment agreement also covers compensation and treatment of stock options if he leaves BCE because of illness or disability, if he retires or if he dies.
     In the event of the retirement of Mr. Anderson after December 31, 2004, he will be entitled to receive salary and short-term incentive award at target for a period of up to 12 months.

     Under Mr. Wetmore’s employment agreement with Bell Canada, he will receive payments if:

  he is terminated without cause, or
  he resigns for certain reasons, including any significant change in his duties, functions or total compensation and which are not reasonable to Mr. Wetmore.

These payments include:

  a severance indemnity equal to his base salary and annual short-term incentive award at target for a period of 24 months or a period equal to the amount of time between the date of termination and age 65, whichever is less vesting of all of Mr. Wetmore’s BCE stock options.

     The above payments are subject to Mr. Wetmore’s compliance with the non-competition and non-solicitation provisions of his employment agreement.
     Mr. Sheridan left Bell Canada on November 28, 2003. Mr. Sheridan is entitled to the following principal benefits under arrangements made in 2003 and at time of his departure:

  a lump-sum severance payment equal to 12 months of his 2003 base salary and short-term incentive award at target (75% of base salary)
  subject to compliance with confidentiality and non-competition provisions:
–	a monthly pension benefit of $27,300 starting at age 55
–	additional amount of two times base salary and annual short-term incentive award at target payable in 24 installments
–	vesting of stock options until November 28, 2006 and 120 days from such date to exercise vested options
–	participation in benefit plans and perquisites until Mr. Sheridan is employed elsewhere but for a period not to exceed 36 months.

Management proxy circular | Bell Canada Enterprises	37

Shareholder return performance graphs

The graphs below compare the cumulative annual total return of our common shares to the cumulative annual total return of the S&P/TSX Composite Index and the S&P Global 1200 Telecommunication Services Index. They assume an initial investment of $100 and that all dividends were reinvested. Percentages shown in the graphs represent compounded annual rates of return over the period.

BCE
	$100	230	330	283	234	248

S&P/TSX
	$100	132	141	124	108	137

S&P Global 1200 Tel.
	$100	147	89	68	49	62

BCE Index

Our total return index is based on our share price on the S&P/TSX, assuming that all dividends paid have been reinvested. The five-year cumulative total return graph has been adjusted to reflect the distribution of our approximate 35% ownership interest in Nortel Networks Corporation (Nortel) to our shareholders on May 5, 2000. This graph assumes that:

  the 1.570386 common shares of Nortel received for each BCE common share held were sold on May 5, 2000 the proceeds from the disposition were invested into our common shares on the same day brokerage fees have not been taken into account.

S&P/TSX Composite Index

The S&P/TSX Composite Index consists of approximately 71% of the total market capitalization of Canadian-based companies listed on the TSX. These companies include BCE, Bombardier Inc., Nortel, Royal Bank of Canada and Canadian National Railway Company, among many others.
      The S&P/TSX total return data is from The Globe and Mail.

S&P Global 1200 Telecommunication Services Index

The S&P Global 1200 Telecommunication Services Index consists of 44 companies worldwide. They include BCE, Telus Corporation, the U.S. Regional Bell Operating Companies (BellSouth Corp., SBC Communications Inc., Verizon Communications Inc., Qwest Communications International Inc.), European Incumbent Local Exchange Carriers (BT Group PLC, Deutsche Telekom AG, France Telecom SA, Telecom Italia SpA, Telefonica S.A.), U.S. long-distance providers (Sprint Corp., AT&T Corp.) and wireless companies (AT&T Wireless Services Inc., Vodafone Group PLC, China Mobile (Hong Kong) Ltd. and NTT Docomo Inc.).
     The S&P Global 1200 Telecommunication Services total return data is from Standard & Poor’s.

BCE
	$100	96	111	105	106

S&P/TSX
	$100	96	107	114	127

S&P Global 1200 Tel.
	$100	92	111	109	126

38	Management proxy circular | Bell Canada Enterprises

Pension fund committee report

The purpose of the pension fund committee (PFC) is set forth in its written charter. The existence of the PFC is not required under either of the Sarbanes-Oxley Act, related SEC rules, NYSE rules or Canadian rules, nor is it addressed in the Canadian initiative. However, the board believes that the existence of the PFC enhances BCE’s corporate governance practices. The complete PFC charter is available in the Governance section of our website at www.bce.ca.
     Under its charter, the PFC assists the board in the oversight of:

  the administration, funding and investment of BCE’s pension plans and fund the unitized pooled fund sponsored by BCE for the collective investment of the pension fund and the master fund in which certain of BCE’s subsidiaries’ pension funds invest in.

     This report tells you how the PFC is managed and how it makes sure that BCE’s pension plans, pension fund and master fund are properly managed.

About the pension fund committee

The PFC consists of six directors: Mr. R.C. Pozen (Chairman), Mr. A. Bérard, Mr. A.S. Fell, Mrs. D. Soble Kaufman, Mr. B.M. Levitt and Ms. J. Maxwell. The PFC communicates regularly and directly with BCE’s officers. The PFC met five times in 2003, including without management as appropriate.
     The PFC advises the board on policies relating to the administration, funding and investment of the pension plan, pension fund and master fund. The master fund is a unitized pooled fund that BCE sponsors for the collective investment of its pension fund and the pension funds of its participating subsidiaries.

     The PFC focused on three key areas in 2003:

  monitoring the performance of the master fund
  revising the statement of investment policies and procedures for the master fund after a thorough review of a long-term asset mix study overseeing the establishment of a defined contribution pension plan option for eligible BCE group employees which is to be implemented in 2004.

     The PFC also reviewed and reported or made recommendations to the board on the following key items in 2003 and up to the date of this circular:

  its review of how proposed changes to benefits under the pension plan would affect the plan’s liabilities and funding requirements approval of long-term funding objectives in relation to the pension plan’s liabilities the appointment of agents such as investment managers, including the terms of their appointment its review of the operating systems in place for carrying out BCE’s responsibilities as employer and administrator of the pension plan, pension fund and master fund. This included a review of the control systems and procedures for supervising and monitoring the operating systems. The PFC reports to the board on the appropriateness of these operating and control systems.

     The PFC also carries out an annual evaluation of its performance with the CGC, including the adequacy of its charter.
     Finally, the PFC reports regularly to the board on its activities.

Report presented February 4, 2004 by:

R.C. Pozen, Chairman
A. Bérard
A.S. Fell
D. Soble Kaufman
B.M. Levitt
J. Maxwell

Management proxy circular | Bell Canada Enterprises	39

OTHER IMPORTANT INFORMATION

Personal loans to directors and officers

BCE and its subsidiaries have not granted loans or extended credit to any current directors or officers or to individuals who have held these positions during the last financial year or to any of their associates.

Directors’ and officers’ liability insurance

We and our subsidiaries have bought directors and officers liability insurance coverage of U.S.$200 million (approximately $250 million). This insurance is to protect the directors and officers and those of our subsidiaries against liabilities they may incur in such capacity. In 2003, BCE charged a total of $2,016,189 against earnings for its portion of the premium.
     When we are not permitted by law to indemnify a director or officer, the deductible is zero. When we are permitted to indemnify him or her, the deductible is U.S.$10,000,000 (approximately $12.5 million). In addition, BCE pays 25% of all defense costs, as well as 25% of losses, if any, relating to securities claims.

Canadian ownership and control regulations

Since 1994, the Telecommunications Act has governed Canadian ownership and control regulations of Canadian telecommunications carriers. Bell Canada and certain of its affiliates are subject to this Act.
     Under the Telecommunications Act, a corporation may operate as a Canadian common carrier if Canadians own at least 80% of its voting shares. In addition, at the holding company level, the parent company of a Canadian carrier must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. Regulations give certain powers to the Canadian Radio-television and Telecommunications Commission (CRTC) and to Canadian carriers themselves to ensure that they comply with the Telecommunications Act. These powers include the right to:

  refuse to register a transfer of voting shares to a non-Canadian force a non-Canadian to sell his or her voting shares
  suspend the voting rights attached to that person’s shares, if that person’s holding would affect our status as “Canadian” under the Act.

     However, in BCE’s case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.
     Similarly, the Canadian ownership rules for broadcasting licensees, such as CTV (one of our subsidiaries), is generally in line with the rules for Canadian common carriers by restricting allowable foreign investments in voting shares at the holding company level to a maximum of 33 1/3%.
     Cultural concerns over increased foreign control of broadcasting activities led to a restriction that prevents a holding company that exceeds the former 20% limit or its directors from exercising control or influence over any programming decisions of a subsidiary licensee.
     In addition, because we hold a broadcasting licence as a limited partner in Bell ExpressVu LP, we are subject to the 20% foreign ownership limit for broadcasting licensees.
     The percentage of non-Canadian ownership of our common shares was approximately 15% at March 30, 2004. We monitor and periodically report on the level of non-Canadian ownership of our common shares.

40	Management proxy circular | Bell Canada Enterprises

HOW TO REQUEST MORE INFORMATION

Documents you can request

You can ask us for a copy of the following documents at no charge:

  our most recent annual report, which includes our comparative financial statements for the most recently completed financial year together with the accompanying auditors’ report any interim financial statements that were filed after the financial statements for our most recently completed financial year our related MD&A to such interim financial statements
  the management proxy circular for our most recent annual shareholder meeting our most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.

     Please write to the Corporate Secretary of BCE or Investor Relations at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec, Canada H3B 4Y7 or call 1-800-339-6353.
     These documents are also available on our website at www.bce.ca and on SEDAR at www.sedar.com. All of our news releases are also available on our website.

Receiving information electronically

You can choose to receive electronically all of our corporate documents, such as this management proxy circular and our annual report. We will send you an email telling you when they are available on our website.
     To sign up, go to our website at www.bce.ca, click on the “Vote online” link and follow the instructions. You will need your holder account number and proxy access number, or your 12 digit control number, which you will find on your form.
     If you do not sign up for this service, we will continue to send you these documents by mail, unless you otherwise instruct us as provided for in your proxy or voting instruction forms.

Shareholder proposals for our 2005 annual meeting

We will consider proposals from shareholders to include as items in next year’s management proxy circular for our 2005 annual shareholder meeting. Please send your proposal to us by December 30, 2004.

Management proxy circular | Bell Canada Enterprises	41

SCHEDULE A – SHAREHOLDER PROPOSALS

The following shareholder proposals have been submitted for consideration at the meeting:

     The Association de Protection des Épargnants et Investisseurs du Québec (APEIQ) located at 82, rue Sherbrooke Ouest, Montréal, Québec, H2X 1X3 has submitted four proposals. Its proposals and supporting comments (translated from French to English) are set out in italics below.

Proposal No. 1 – Disclose directorships of each nominee director for past five years

It is proposed that BCE disclose in the management proxy circular all boards of directors of corporations listed on North American stock exchanges on which nominees for election as directors currently serve or have served in the past five years.
     The independence of a board of directors is the best guarantee of good corporate governance. Shareholders have a right to more information about the directors of a corporation in which they invest. They will not be satisfied with a brief overview of the principal occupations of nominee directors. The principle of transparency should permit investors to learn more about the career of a person whose role is precisely to represent them on the board. Investors want to be able to form a sound opinion of the quality of the board of directors and to analyse possible sources of conflict of interest. The independence of directors is central to current corporate governance reforms. Shareholders should have an opportunity to verify the degree of independence of boards, especially as it is their role to appoint the directors. Shareholders are entitled to full and accurate information so that they can assess how much confidence they can place in a board.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL NO. 1 FOR THE FOLLOWING REASONS:

BCE agrees that disclosing listed companies’ directorships of each nominee director for the past five years may provide useful information about the nominees’ expertise and experience that could help shareholders in their decision to vote for the nominee directors. We have provided this new disclosure in About the nominated directors. We therefore recommend that you vote FOR Proposal No. 1.

Proposal No. 2 – Prohibit the CEO from serving on the board of another listed company

It is proposed that BCE adopt a by-law prohibiting the Chief Executive Officer (CEO) from serving on the board of directors of any other listed corporation that is unrelated to it.
     The position of CEO is the most important position in a business corporation. It is therefore normal for the incumbent to devote virtually all his/her time, energy and skills to the advancement of the business he/she runs. Moreover, the significant compensation associated with this position should induce the CEO to limit his/her commitments to third parties. The alleged business relations advantages which are often used to justify a CEO’s membership on the boards of other corporations will not be jeopardized, as such relations can be developed and are in fact already developed in several other ways. We would like the CEO to avoid the risk that his/her management will be unduly influenced by factors external to the business by devoting himself/herself exclusively to the business whose direction he/she is charged with and by refraining from accepting directorships of unrelated listed corporations.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO. 2 FOR THE FOLLOWING REASONS:

The board believes that the position of CEO is of the utmost importance. It expects the CEO to devote the time, energy and skills required to enhance shareholder value. For this reason, the board and the MRCC, whose members are all unrelated and independent, periodically review the CEO’s performance. The board therefore believes that it has a sound CEO assessment procedure. We believe that generally speaking, a CEO may acquire expertise that will benefit BCE by sitting on the boards of other companies and gaining insights into corporate governance, strategic developments or business perspectives that could have a positive impact on BCE. It is in BCE’s best interest to be flexible in this area and not to constrain its CEOs. CEOs of other companies have sat from time to time on BCE’s board and have made significant contributions to enhance shareholder value. If this proposal became standard practice, BCE could be deprived of the expertise and leadership that these external CEOs have brought to BCE’s board. In any event, the CEO would first need to have any external directorship approved by the Chairman of the board. This ensures that external directorships would be limited and in BCE’s best interests. We therefore recommend that you vote AGAINST Proposal No. 2.

42	Management proxy circular | Bell Canada Enterprises

Proposal No. 3 – Supplemental disclosure of executive pension plans

It is proposed that BCE disclose the total value of the pensions granted to each of the principal executive officers and the associated annual costs and report any actuarial deficits associated with executive pension plans.
     Pension plans are one aspect of the executive compensation package that is growing in importance. Excessive increases in this area as in the area of stock options have been observed in recent years. As pension plans constitute major long-term commitments of a corporation, it is not enough to mention the annual value of the pension and other benefits that will be granted to executive officers at retirement. Shareholders must be able to assess the total value of the pension benefits granted to each executive officer and the cost to the business of such benefits. This information is extremely relevant since it allows the benefits granted to the principal executive officers when they retire to be considered in light of their past compensation, their length of service and their contribution to the success of the corporation. Investors will thus be able to assess the competence of the compensation committee and of the full board in this regard.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO. 3 FOR THE FOLLOWING REASONS:

As per applicable law, BCE already provides extensive disclosure of the named executive officers pension arrangements in this management proxy circular (see Pension arrangements). In addition, the cost to our business of all pension benefits, including for the named executive officers, are included in BCE’s financial statements and detailed in Note 22 thereto. There is currently no standard to determine individual actuarial values for the named executive officers’ pension. We believe that providing such values in the absence of standards would impair our disclosure as it may produce widely divergent values between named executives and between issuers. We therefore recommend that you vote AGAINST Proposal No. 3.

Proposal No. 4 – Require all insiders to give 10 days notice of intent to trade in any BCE securities

It is proposed that BCE adopt a by-law to force its executive officers and any other person who is an insider to give 10 calendar days’ prior public notice of any transaction in the securities of BCE, including the exercise of stock options.
     Executive officers and directors of a corporation have privileged information on its financial position and short-term and medium-term prospects. Transactions in the corporation’s securities are likely to influence the market price of the securities, as investors are aware that insiders have first-hand information that is not widely known. For many years, stock trading regulations have required such transactions to be reported within a certain time following their execution, but this requirement is clearly inadequate. By the time such transactions are reported to the competent authorities and made public they have already had their effect on the market price of the security. Therefore, in fairness, shareholders and other investors should be informed sufficiently in advance of the transaction to be able to assess its implications and possible consequences. Moreover, it should be noted that the practice of prior disclosure of transactions is one of the recommendations of the U.S. Conference board in its Blue Ribbon Task Force Report on Public Trust and Private Enterprise.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO. 4 FOR THE FOLLOWING REASONS:

BCE believes that its insiders have at all times complied with laws that prohibit insider trading. We take this matter very seriously and have implemented safeguards that we believe are much more effective than this proposal. Insiders are only allowed to exercise options or buy or sell stock during narrowly defined “open window periods”. There are four of these periods during a year, commencing three business days following the release of our quarterly financial results and ending 30 days after that date. Even during these periods, BCE’s insiders are prohibited from trading in BCE’s securities if they have knowledge of undisclosed material information. In addition, every year, all BCE employees (including insiders) must certify that they have read our Code of Business Conduct, which specifically prohibits insider trading. If an insider was to announce his or her intent to trade in BCE’s securities as suggested by this proposal, but then learned of material undisclosed information, this insider could not legally proceed with the announced trade. The insider would then have to publicly announce that he or she does not intend to proceed with the trade, causing speculation that could have a negative effect on BCE and the integrity of the financial markets. We therefore recommend that you vote AGAINST Proposal No. 4.

Management proxy circular | Bell Canada Enterprises	43

The Carpenters’ Local 27 Benefit Trust Funds located at 230 Norseman Street, Etobicoke, Ontario, M8Z 6A2 has submitted a proposal. Its proposal and supporting comments are set out in italics below.

Proposal No. 5 – Prohibit auditors from providing any services other than audit and audit-related services

It is proposed that the shareholders of BCE request that the board of Directors and its Audit Committee adopt a policy stating that the public accounting firm retained by BCE to audit BCE’s financial statements will perform only audit and audit-related work for BCE and not provide tax or other services.
     Supporting Statement: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. David Smith, president and CEO of the Canadian Institute of Chartered Accountants, recently stated: “The independence and objectivity of auditors is critical to public and investor confidence in the integrity of financial statements, and to our capital markets.” “Chartered Accountants Adopt New Auditor Independence Standard,” Dec. 4, 2003.
     We believe that utilizing the public accounting firm retained by BCE to audit the financial statement for tax and other services that generate fees in excess of those earned for the audit threatens its independence. According to the most recent Proxy Circular1, BCE paid Deloitte and Touche $9.6 million to provide audit services, but $4.2 million for tax services and $8.3 million for other services, such as information systems consulting work. Deloitte and Touche also received $15 million for audit-related services. Total fees paid to the audit firm were $37.1 million, of which only $9.6 million were for audit services.
     We believe that the board and the Audit Committee should adopt a policy that limits the public accounting firm retained to audit BCE’s financial statements to performing only audit and audit-related work and urge your support for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO. 5 FOR THE FOLLOWING REASONS:

BCE recognizes the essential role that auditor independence plays in ensuring the integrity of financial statements and protecting the interests of investors. For that reason, we believe that obtaining proper assurance that the external auditors are independent is one of the most important functions of the audit committee. Accordingly, the board and the audit committee have taken specific steps to protect the independence of the external auditors. For example, in 2002 BCE adopted an auditors’ independence policy that fully complies with the Sarbanes-Oxley Act. One of the important conclusions of the Sarbanes-Oxley Act was that certain listed services should not be provided by external auditors. Other services, such as tax services, were characterized as appropriately offered by external auditors. The board believes that it would not be in your best interests to prevent BCE from obtaining certain permitted services from the auditors when they provide the best solution, either from a cost or competence or understanding of our business point of view. The board believes that it has put in place appropriate safeguards with respect to auditor independence, including:

  the auditors independence policy
  the engagement letter with Deloitte & Touche LLP, which provides that they will not provide services that would impair their independence.

     Furthermore, Deloitte & Touche LLP billed $17.5 million to BCE and its subsidiaries for audit and audit-related services in 2003, greatly exceeding the $6.1 million billed for tax and other services. In addition, BCE’s policy is that we will not hire the external auditors to provide IS/IT services and Deloitte & Touche LLP has not in fact been engaged to perform any IS/IT or other consulting services since January 1, 2003. We therefore recommend that you vote AGAINST Proposal No. 5.

1	As stated in the note to the Auditors’ fees table in the Audit committee report, the 2002 auditors’ fees numbers have been restated to reflect new SEC guidance issued in 2003 providing enhanced clarification on the definitions of items included in audit, audit-related and non-audit services categories.

44	Management proxy circular | Bell Canada Enterprises

www.bce.ca

PRINTED IN CANADA

Out of concern for the environment, BCE’s Notice of 2004 annual and special shareholder meeting and management proxy circular is printed with vegetable-based ink and is completely recyclable.

Registered shareholders	Computershare Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6

Proxy form for our annual and special shareholder meeting on May 26, 2004

In this proxy form, you and your refer to the holder of BCE Inc. common shares. We, us, our and BCE refer to BCE Inc. This proxy form is solicited by and on behalf of the management of BCE.

Our annual and special shareholder meeting (meeting) will be held at 9:00 a.m. (Pacific time) on Wednesday, May 26, 2004 at the Vancouver Convention & Exhibition Centre, 999 Canada Place, Vancouver, British Columbia.

Your vote is important	Voting my proxy
As a shareholder, you have the right to vote your shares on electing directors, appointing auditors, shareholder proposals and any other items that may properly come before the meeting. You can vote your shares by proxy or in person at the meeting or any adjournment. If you receive more than one proxy form, please complete, date, sign and return each one.

This is the easiest way to vote. Voting by proxy means that you are giving the person named in section A of this form (proxyholder) the authority to vote your shares for you.

If you are voting by proxy, Computershare Trust Company of Canada or other agents we appoint must receive your signed proxy form by 4:45 p.m. (Montréal time) on Tuesday, May 25, 2004.

If you are voting in person at the meeting
Do not complete this proxy form. Please detach the admission ticket below and bring it with you to the meeting.	There are five ways to vote by proxy. See the next page for details.

Note: This proxy form is also to be used by ESP participants.

Admission ticket for our 2004 annual and special shareholder meeting
Please present this ticket when you enter the meeting.
Holder account number	C1234567890
Please confirm your attendance by calling Computershare at 1-800-561-0934. Let us know if you need any special assistance.

page 2	Five ways to vote by proxy
1
By telephone
Call 1-866-673-3260 (toll-free in Canada and the United States) or 312-601-6919 (outside Canada and the United States) from a touch-tone phone and follow the instructions.

You will need your holder account number and proxy access number. You will find these two numbers in the box on the right.

If you choose the telephone, you cannot appoint anyone other than the directors named in section A of this proxy form as your proxyholder.
Your acces codes You will need these codes to vote by telephone or on the Internet, or to receive documents electronically: Holder account number
C1234567890

2
On the Internet
Go to our website at www.bce.ca and follow the instructions on screen. You will need your holder account number and proxy access number. You will find these two numbers in the box on the right.

Proxy access number
12345

	3	By mail Detach, complete pages 3 and 4, sign and date this proxy form and return them in the envelope we have provided.

Receiving documents electronically

You can choose to receive future shareholder communications electronically.

To sign up, go to our website at www.bce.ca, click on the “Vote online” link and follow the instructions. You will need your holder account number and proxy access number. You will find these two numbers in the box above.

If you do not sign up for this service, we will continue to send you these documents by mail unless you otherwise instruct us as per section B of this proxy form.

4
By fax
Detach, complete pages 3 and 4, sign and date this proxy form and send both pages (in one transmission) by fax to 1-866-249-7775 (toll-free in Canada and the United States) or 416-263-9524 (outside Canada and the United States).

Please send both pages in one fax transmission.

5

By appointing another person to go to the meeting and vote your shares for you
This person does not have to be a shareholder.

Strike out the four names that are printed in section A of this proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign and date the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

At the meeting, he or she should see a representative of Computershare at the table marked “Alternate attorneys/External proxyholders”.

003VFD

Admission ticket for our 2004 annual and special shareholder meeting

Our annual and special shareholder meeting will be held at 9:00 a.m. (Pacific time) on Wednesday, May 26, 2004 at the Vancouver Convention & Exhibition Centre, 999 Canada Place, Vancouver, British Columbia. A light breakfast will be served.

MR. SAM SAMPLE

Detach, complete, sign and date this proxy form to exercise your right to vote your shares by mail or fax or to appoint someone else to vote your shares for you at the meeting

This form revokes all proxy forms you have previously signed that relate to the meeting. It is valid only if you have signed it. If you have any questions about completing this form, please call Georgeson Shareholder Communications Canada Inc. at 1-866-800-3501 for service in English or in French.

page 3

A

Complete this section to appoint a proxyholder

Appointing a proxyholder
By completing this proxy form in one of the five ways indicated, you are appointing as your proxyholder Mr. R. J. Currie, Mr. M. J. Sabia, Ms. J. Maxwell or Mr. A. Bérard, who are directors of BCE, unless you appoint someone else.

Your proxyholder will attend the meeting and vote your shares on your behalf. Your proxyholder:

• has the same rights you would have if you attended the meeting in person, including the right to appoint a substitute proxyholder

• will vote your shares as you specify in section C.
If you do not specify how you want your shares voted, the directors named as proxyholders intend to cast the votes represented by proxy at the meeting as recommended by the board of directors.

• may vote your shares as he or she sees fit on any amendments to these items and on any other items that may properly come before the meeting or any adjournment.

You have the right to appoint someone other than these four people as your proxyholder. To do this, strike out the four names listed above and print the name of the person you are appointing in the space below. This person does not have to be a shareholder of BCE.

Name of proxyholder (please print)

B	Tell us if you want to receive financial reports
Quarterly reports To reduce costs and help protect the environment, we will not send BCE's quarterly reports to you in 2004, unless you tell us that you want to receive them by checking the box below

Annual report

By law, we must send to our registered shareholders BCE's financial statements and related management's discussion and analysis (MD&A), unless you tell us that you do not want to receive them by checking the box below.

	Please send me BCE's quarterly reports in 2004 If you do not check the box above or do not return this form, we will assume that you do not want to receive BCE's quarterly reports in 2004.	Please do not send me BCE's financial statements and MD&A If you do not check the box above or do not return this form, we will assume that you want to receive BCE's financial statements and MD&A.
We will continue to send you the notice of annual shareholder meeting and management proxy circular and proxy form so you can vote your shares.

Please complete the other side of this form before mailing or faxing. Please send both pages in one fax transmission.

BCEQ	0 0 1111	1 P R	999999999999

MR. SAM SAMPLE

page 4	C	Complete this section to provide voting instructions

Your voting instructions Please check "For", "Withhold" or "Against" for each of the following items. Please print in ink. Use a black or blue pen. Print inside the white boxes as shown in this example. Mark your vote with an X.

1. Election of directors The board of directors recommends voting FOR all nominees. The proposed nominees are:

01. A. Bérard	04. A.S. Fell	07. B.M. Levitt	10. J.H. McArthur	13. M.J. Sabia
02. R.A. Brenneman	05. D. Soble Kaufman	08. E.C. Lumley	11. T.C. O'Neill	14. P.M. Tellier
03. R.J. Currie	06. T.E. Kierans	09. J. Maxwell	12. R.C. Pozen	15. V.L. Young

Vote For all nominees OR all nominees except for these nominees (please list them by number)	Withhold Vote from all nominees

2. Appointment of auditors The board of directors recommends voting FOR this item.
Vote For appointing Deloitte & Touche LLP as auditors	Withhold Vote from appointing Deloitte & Touche LLP as auditors

3. Shareholder proposals The board of directors recommends voting FOR proposal No. 1. Please read this shareholder proposal in full in the accompanying management proxy circular.

Proposal No. 1 Disclose directorships of each nominee director for past five years	For	Against

The board of directors recommends voting AGAINST proposals No. 2, No. 3, No. 4 and No. 5. Please read these shareholder proposals in full in the accompanying management proxy circular.

Proposal No. 2 Prohibit the CEO from serving on the board of another listed company	For	Against	Proposal No. 4 Require all insiders to give 10 days notice of intent to trade in any BCE securities	For
Against

Proposal No. 3 Supplemental disclosure of executive pension plans	For	Against	Proposal No. 5 Prohibit auditors from providing any services other than audit and audit-related services	For
Against

D

Please sign this proxy form

You must sign this proxy form. When you sign this proxy form, you authorize the proxyholder to act and vote your shares on your behalf at the meeting and any adjournment and to carry out your voting instructions.

If you are an individual shareholder, you or your authorized attorney must sign the form. Your attorney may have to provide proof of your authorization.

For shares registered in the name of two or more owners, all joint owners must sign.

For shares registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign. This person may have to provide proof that he or she is authorized to sign.

	Signature	If you do not include a date, we will deem it to be the date that we mailed the form to you.

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BCEQ	0 0 1111	1 P R	999999999999

003VEC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: April 14, 2004